
Cracker Barrel
Old Country Store


13003248

2013
Annual Report



HANDCRAFTED
Since 1969


Plate








Cracker Barrel
Old Country Store


Bob's
OLDE TIMEY
PEPPERMINT CANDY
PURE SUGAR STICKS
NET WT 6 OZ (170g)

Continued

SUCCESS

Fiscal 2013 represented a year of continued success and growth. A clearly focused and well-executed strategy led to a year of positive financial results for our shareholders. We focused on increasing the value perception of our Cracker Barrel Old Country Store brand with menu enhancements, quality retail merchandise, and consistent messaging. The priorities we announced at the beginning of the fiscal year guided our progress over the course of the year as we continued to implement our long-term strategy to Enhance the Core operations with a focus on increasing sales and profitability, Expand the Footprint by adding new stores and Extend the Brand outside the four walls of our stores.

In a challenging environment for consumer spending, we grew traffic every quarter of the year. As a result, our comparable store sales grew year over year by 3.0%, the highest percentage increase since fiscal 2002. While growing sales, we improved operating margins and increased earnings per share. We also paid down $125 million in debt and increased our quarterly dividend by 50% for shareholders. Over the course of the fiscal year, we achieved total return for our shareholders, as calculated by the increase in our share price plus the dividends paid, of approximately 65%.

Importantly, we stayed true to our mission of Pleasing People®, and achieved the strong financial results while we enhanced our guests' and employees' experience. We remained focused on meeting our guests' needs and celebrated record sales days on Thanksgiving and Mother's Day. In addition, our guest survey scores for overall value and overall satisfaction increased in every quarter over the prior year. Employee satisfaction scores also increased, and retention rates improved among both store managers and hourly employees.



FINANCIAL PERFORMANCE

The year's financial results reflect our continued success and commitment to generating positive returns for you, our shareholders. The success of our sales began with an increase in traffic to the stores. On a comparable 52-week basis, we grew revenues in fiscal 2013 by 4.6% to $2.6 billion, with comparable store restaurant sales increasing 3.1% and comparable store retail sales increasing 2.9%. Revenue growth was driven by a year-over-year increase in traffic of 0.6% and an increase in our average check of 2.5%. With this top-line growth, we outperformed the Knapp-Track™ Casual Dining Index, culminating in a 3.8% positive spread between our sales and this industry metric.

We improved our operating margin. Adjusted for proxy contest and severance expenses, we achieved a 7.8% margin, compared to 7.4% in fiscal 2012. This improvement was the result of a number of initiatives that enhanced our operating platform and reduced our operating costs. Our adjusted earnings per diluted share grew 14.5% to $4.97.[1] During 2013, we generated over $200 million in operating cash flow, which allowed us to reduce our debt by $125 million, increase the quarterly dividend paid to shareholders by 50% to $0.75 and continue investing in our future through capital expenditures.

[1] Operating income determined in accordance with GAAP was $201.5 million, or 7.6% of total revenue, for 2013 and $191.0 million, or 7.4% of total revenue, for 2012. Diluted earnings per share in accordance with GAAP were $4.90 for 2013 and $4.40 for 2012. The GAAP amount for 2013 includes proxy contest expenses, severance, their related tax effects, and prior-year adjustments related to the retroactive reinstatement of the Work Opportunities Tax Credit. The GAAP amount for 2012 is presented on a 53-week basis and includes proxy contest expenses, severance and restructuring charges and their related tax effects. Please see selected financial data for further explanation.



Cracker Barrel Old Country Store, Inc.
Earnings Per Diluted Share
From Continuing Operations
$5.00
$4.00
$3.00
$2.00
$1.00
$0
2009
2010
2011(a)
2012(b)
2013(c)
Fiscal Year

(a) Fiscal 2011 adjusted for charges related to an impairment, severance and the proxy contest.
(b) Fiscal 2012 adjusted for charges related to severance, the proxy contest, and on a 52-week basis.
(c) Fiscal 2013 adjusted for charges related to severance, the proxy contest, and retroactive reinstatement of the work opportunities tax credit.



Cracker Barrel Old Country Store, Inc.
Declared Dividends per Share
Since FY 2009
Declared Dividends Per Share
$2.50
$2.00
$1.50
$1.00
$ .50
$0
2009
2010
2011
2012
2013
Fiscal Year

PLEASING PEOPLE

Pleasing People has been the Cracker Barrel Old Country Store mission since its inception in 1969, and Pleasing People starts with the employees. Our Company has always believed that a great guest experience begins with a great employee experience. We conduct employee engagement surveys every year, and during fiscal 2013 we saw substantial improvement in our employee engagement scores. Among our hourly store employees, over 80% feel proud to work at Cracker Barrel and would recommend Cracker Barrel as a great place to eat and shop. We also experienced historically high retention rates among our store managers this year.

Since a positive employee experience drives a successful guest experience, we are pleased with our guests' responses when asked about their dining experience in our restaurants. Based on the analysis of consumer ratings, Technomic Inc., a well-recognized industry research firm, named Cracker Barrel Old Country Store the inaugural winner of its Chain Restaurant Consumers' Choice Awards in the food and beverage category for full service


Cracker Barrel
FRESH MEALS. FRIENDLY PRICES.
Next Exit

restaurant chains. In addition, for the third year in a row and the third year the survey was conducted, we took top honors in the family dining segment of the Consumer Picks survey produced by Nation's Restaurant News. Cracker Barrel ranked first in nine of the survey's ten categories: Food Quality, Cleanliness, Service, Menu Variety, Craveability, Atmosphere, Reputation, Likely to Return, and Likely to Recommend. This direct positive feedback from consumers reaffirms the strong appeal of the Cracker Barrel brand.

STRATEGIC PLAN

At the beginning of fiscal 2013, we announced six business priorities for the year: (1) refresh select menu categories that will reinforce our value and provide healthier options to our guests; (2) grow retail sales with unique merchandise; (3) build on the successful Handcrafted by Cracker Barrel advertising campaign; (4) invest in and leverage technology and equipment to support operations and reduce costs; (5) continued focus on shareholder return and (6) expand the brand through e-commerce and licensing.

Having analyzed our marketplace, guests' feedback and brand positioning, we focused our menu initiatives on satisfying our guests' needs for affordable options, healthier items and customizable choices. As part of our fall promotion, we introduced new sides to meet guests' preferences for lighter and healthier options to customize their meals. These sides later became part of our core menu. During our winter, spring, and summer promotions, we reinforced the affordability of our menu by highlighting our Country Dinner Plates, which include over 10 entrée choices at a $7.69 price point. Throughout the year, we tested a new category for our menu, Wholesome Fixin's®. The category provides flavorful and fresh meals for under 600 calories. We added Wholesome Fixin's to our core menu in the first quarter of fiscal 2014.

Our second priority focused on our retail business. Further defining the distinctive Cracker Barrel experience, we merchandised our stores with unique and nostalgic items. We developed collections with broad generational appeal and unique product assortments, such as our horse-theme merchandise and our American pride assortment which include a variety of clothing, accessories and home

COUNTRY DINNER PLATES

7.69



PICK YOUR MAIN DISH

+

ADD TWO SIDES

+

SELECT YOUR BREAD

décor items that attract guests of all ages. One of our strongest categories, women's apparel and accessories, continued to see growth throughout the year. Other products that sold well were children's toys, including our exclusive line of Butterflies® dolls, and gifts for men.

Supporting our menu enhancements and merchandising efforts was our successful Handcrafted by Cracker Barrel advertising campaign. During the first quarter, we refreshed our billboards to our Handcrafted by Cracker Barrel advertising theme. Many of the billboards highlight our made-from-scratch cooking with slogans like "Homemade Doesn't Cost Extra" and "Fresh Meals. Friendly Prices." Other billboards highlighted our brand's value and affordability. Of our more than 1,600 billboards, approximately 300 display price-point messaging around our $5.99 Daily Lunch Specials or $7.69 Country Dinner Plates. In addition, we continued with our Handcrafted by Cracker Barrel media advertising using national cable to drive brand awareness and spot radio to deliver product news. We updated the radio spots with current menu and retail product offerings and ran new TV commercials highlighting our Country Dinner Plates during the summer campaign.


RIDING COUNTRY
Collection

We also engaged with our guests throughout the year with our exclusive music program and digital marketing campaigns. The highlight of our music program was our sponsorships of Josh Turner's "Live Across America" and Brad Paisley's "Beat This Summer" tours. These artists reach across generations of our guests. In both cases, Cracker Barrel's partnership went beyond releasing exclusive albums and CD recordings and led to new ways for us to engage with our younger guests. For example, sponsorships of Brad Paisley's tour included wrapping his tour truck fleet, creating pop-up store fronts, organizing meet and greets with fans, and multiple web and digital promotions.

Our next priority was to invest in and leverage technology and equipment to support operations and reduce costs. In our ongoing effort to improve operations, we focused on initiatives to lower expenses and improve the guest experience. We made changes to our labor system to increase productivity within hourly labor, while reducing the administrative work of the management teams and allowing them more time for guest interaction. As a result, we saw labor and other related expenses decrease as a percentage of total revenue compared with the prior fiscal year. We also implemented a new merchandise planning system to better manage product purchasing for our retail stores, which we believe allowed us to take advantage of opportunistic buys for current trends and move more products through the retail stores. During the third and fourth quarters, we delivered the second phase of our food production planning system, which continues our efforts to reduce food waste in order to offset increasing food commodity costs. Additionally, we invested in new equipment at our stores to better hold and prepare fresh ingredients, an important component for our menu expansion with Wholesome Fixin's.

While improving sales and operations, we continued to focus on shareholder return. We returned capital to our shareholders directly through quarterly dividend payments. We also declared a dividend increase to $0.75 in the fourth quarter to be paid in the first fiscal quarter of 2014. This increase will mark the third increase since November 2011 and represents a tripling of our quarterly dividend over that time period. During fiscal 2013, we repaid $125 million in long term debt,


BACKSTAGE
BRAD PAISLEY
SPECIAL EDITION
WHEELHOUSE

opened eight new stores, and reinvested approximately $74 million in the Company through capital expenditures.

Our last priority relates to our long-term strategy to expand the brand through e-commerce and licensing. Throughout the year, we engaged with our guests through multiple website and digital promotions and saw increases in our Facebook following, Twitter participation and email subscribers. Also during the year, we announced a multi-year licensing agreement for a limited number of licensed food products to appear in grocery stores during fiscal 2014.

I am incredibly proud of our leadership, home office team, and, most importantly, our employees in the field for successfully executing on our business initiatives throughout the year. I also want to recognize one of our board members who will be retiring and not standing for re-election this year. We thank Martha Mitchell for her years of service and dedication to this great brand.


ENHANCE THE CORE
EXPAND THE FOOTPRINT
EXTEND THE BRAND

CONTINUED GROWTH

As we begin our next fiscal year, we are poised to capitalize on the achievements of fiscal 2013. I look forward to building on the accomplishments of this year and believe we have a talented management team and experienced board leading the company to continued growth. I believe our long-term strategy to enhance the core operations, expand the footprint and extend the brand will drive our success. Above all, we will continue to provide value to our shareholders and guests, staying true to our mission of Pleasing People.

Sincerely,

Sandra B. Cochran
President and Chief Executive Officer

Directors



Thomas H. Barr
President and COO of Hailo Network, USA; former Vice President, Global Coffee at Starbucks Corporation



James W. Bradford
Chairman of the Board; Retired; former Dean and Professor for the Practice of Management at Vanderbilt University's Owen Graduate School of Management



Sandra B. Cochran
President and CEO of Cracker Barrel Old Country Store, Inc.



Glenn A. Davenport
President of G.A. Food Service, Inc.; former Chairman and CEO of Morrison Management Specialists



Richard J. Dobkin
Retired; former Managing Partner of the Tampa, FL office of Ernst & Young, LLP



Norman E. Johnson
Retired; former Executive Chairman and CEO of CLARCOR, Inc.



William W. McCarten
Chairman of the board of directors of DiamondRock Hospitality Company



Coleman H. Peterson
President and CEO of Hollis Enterprises, LLC; former Chief People Officer of Wal-Mart Stores, Inc.



Andrea M. Weiss
President and CEO of Retail Consulting, Inc.; former President of dELiA*s Corp.

Member not standing for re-election

Martha M. Mitchell
Retired; former Senior Partner and Senior Vice President of Fleishman-Hillard, Inc.

2013

Financial Table of Contents

10 Forward-Looking Statements – Risk Factors

12 Selected Financial Data

13 Shareholder Return Performance Graph

14 Management's Discussion and Analysis of Financial Condition and Results of Operations

29 Management's Report on Internal Control Over Financial Reporting

30 Report Of Independent Registered Public Accounting Firm

31 Report Of Independent Registered Public Accounting Firm

32 Consolidated Balance Sheets

33 Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

34 Consolidated Statements of Changes in Shareholders' Equity

35 Consolidated Statements of Cash Flows

36 Notes To Consolidated Financial Statements

54 Corporate Officers

55 Corporate Information

Forward-Looking Statements – Risk Factors

Except for specific historical information, many of the matters discussed in this Annual Report to Shareholders may express or imply projections of items such as revenues or expenditures, estimated capital expenditures, compliance with debt covenants, plans and objectives for future operations, inventory shrinkage, growth or initiatives, expected future economic performance or the expected outcome or impact of pending or threatened litigation. These and similar statements regarding events or results that Cracker Barrel Old Country Store, Inc. (the "Company") expects will or may occur in the future, are forward-looking statements that, by their nature, involve risks, uncertainties and other factors which may cause our actual results and performance to differ materially from those expressed or implied by those statements. All forward-looking information is provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these risks, uncertainties and other factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "trends," "assumptions," "target," "guidance," "outlook," "opportunity," "future," "plans," "goals," "objectives," "expectations," "near-term," "long-term," "projection," "may," "will," "would," "could," "expect," "intend," "estimate," "anticipate," "believe," "potential," "regular," "should," "projects," "forecasts" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. We believe the assumptions underlying any forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in or implied by the forward-looking statements. Factors and risks that may result in actual results differing from this forward-looking information include, but are not limited to, those summarized below, as well as other factors discussed throughout this document, including, without limitation, the factors described under "Critical Accounting Estimates" on pages 24 to 27 of this Annual Report or, from time to time, in the Company's filings with the Securities and Exchange Commission ("SEC"), press releases and other communications.

Readers are cautioned not to place undue reliance on forward-looking statements made in this document, since the statements speak only as of the document's date. Except as may be required by law, the Company has no obligation, and does not intend, to publicly update or revise any of these forward-looking statements to reflect events or circumstances occurring after the date of this document or to reflect the occurrence of unanticipated events. Readers are advised, however, to consult any future public disclosures that the Company may make on related subjects in its documents filed or furnished to the SEC or in its other public disclosures.

Set forth below is a summary of the material risks associated with our business and, therefore, any investment in our securities. Our 2013 Annual Report on Form 10-K, filed with the SEC on September 26, 2013 and available at sec.gov, as well as our website, crackerbarrel.com, contains a more comprehensive discussion of these risks, and you are encouraged to review that Annual Report on Form 10-K and all our SEC filings.

Risks Related to Our Business

- General economic, business and societal conditions as well as those specific to the restaurant or retail industries that are largely out of our control may adversely affect our business, financial condition and results of operations.
- We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.
- The price and availability of food, ingredients, retail merchandise and utilities used by our stores could adversely affect our revenues and results of operations.
- We are dependent upon attracting and retaining qualified employees while also controlling labor costs.
- Our risks are heightened because of our single retail distribution facility and our potential liability or failure to execute on a comprehensive business continuity plan following a major national disaster at or near our corporate facility could adversely affect our business.

- Our reliance on certain significant vendors, particularly for foreign-sourced retail products, subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.
- Our ability to manage our retail inventory levels and changes in merchandise mix may adversely affect our business.
- Our plans depend significantly on initiatives designed to improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could adversely affect our results of operations.
- Our capital structure contains substantial indebtedness, which may decrease our flexibility, increase our borrowing costs and adversely affect our liquidity. In addition, we cannot provide any guaranty of future cash dividend payments or that we will be able to repurchase our common stock pursuant to our share repurchase program.
- Our advertising is heavily dependent on billboards, which are highly regulated; our evolving marketing strategy poses a risk of increased advertising and marketing costs that could adversely affect our results of operations.
- We outsource certain business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs; our use of third party technologies has increased and if we are unable to maintain our rights to these technologies our business may be harmed.
- Our business is somewhat seasonal and also can be affected by extreme weather conditions and natural disasters.
- If we fail to execute our business strategy, which includes our ability to find new store locations and open new stores that are profitable, our business could suffer.
- Individual store locations are affected by local conditions that could change and adversely affect the carrying value of those locations.
- Health concerns, government regulation relating to the consumption of food products and widespread infectious diseases could affect consumer preferences and could negatively affect our results of operations.
- Failure to maximize or to successfully assert our intellectual property rights could adversely affect our business and results of operations.
- Litigation may adversely affect our business, financial condition and results of operations.
- Unfavorable publicity could harm our business.
- The loss of key executives or difficulties in recruiting and retaining qualified personnel could jeopardize our future growth and success.
- We are subject to a number of risks relating to federal, state and local regulation of our business, including the areas of health care reform and environmental matters, and an insufficient or ineffective response to government regulation may increase our costs and decrease our profit margins.
- Our current insurance programs may expose us to unexpected costs, which could have a material adverse effect on our financial condition and results of operations.
- A material disruption in our information technology, network infrastructure and telecommunication systems could adversely affect our business and results of operations.
- A privacy breach could adversely affect our business.
- Our reported results can be affected adversely and unexpectedly by the implementation of new, or changes in the interpretation of existing, accounting principles or financial reporting requirements.
- Failure of our internal control over financial reporting could adversely affect our business and financial results.
- Our annual and quarterly operating results may fluctuate significantly and could fall below the expectations of investors and securities analysts due to a number of factors, some of which are beyond our control, resulting either in volatility or a decline in the price of our securities.
- Our business could be negatively affected as a result of a proxy fight and the actions of activist shareholders.
- Provisions in our charter, Tennessee law and our shareholder rights plan may discourage potential acquirers of our company.

Selected Financial Data

	(Dollars in thousands except percentages and share data) For each of the fiscal years ended				
	August 2, 2013[a]	August 3, 2012[b]	July 29, 2011[c]	July 30, 2010[d]	July 31, 2009[e][f]
SELECTED INCOME STATEMENT DATA:					
Total revenue	$ 2,644,630	$ 2,580,195	$ 2,434,435	$ 2,404,515	$ 2,367,285
Income from continuing operations	117,265	103,081	85,208	85,258	65,957
Net income	117,265	103,081	85,208	85,258	65,926
Net income and income from continuing operations per share:					
Basic	4.95	4.47	3.70	3.71	2.94
Diluted	4.90	4.40	3.61	3.62	2.89
Dividends declared per share	2.25	1.15	0.88	0.80	0.80
Dividends paid per share	1.90	0.97	0.86	0.80	0.78
AS PERCENT OF TOTAL REVENUE:					
Cost of goods sold	32.3%	32.1%	31.7%	31.0%	32.3%
Labor and related expenses	36.5	36.8	37.1	37.8	38.7
Other store operating expenses	18.2	18.0	18.6	18.2	17.8
Store operating income	13.0	13.1	12.6	13.0	11.2
General and administrative expenses	5.4	5.7	5.7	6.1	5.1
Impairment and store dispositions, net	—	—	—	0.1	0.1
Operating income	7.6	7.4	6.9	6.8	6.0
Income before income taxes	6.3	5.7	4.8	4.8	3.8
SELECTED BALANCE SHEET DATA:					
Working capital (deficit)	$ (13,873)	$ 18,249	$ (21,188)	$ (73,289)	$ (66,637)
Total assets	1,388,306	1,418,992	1,310,884	1,292,067	1,245,181
Current interest rate swap liability	—	20,215	—	—	—
Long-term debt	400,000	525,036	550,143	573,744	638,040
Long-term interest rate swap liability	11,644	14,166	51,604	66,281	61,232
Other long-term obligations	120,073	114,897	105,661	93,822	89,670
Shareholders' equity	484,026	382,675	268,034	191,617	135,622
SELECTED CASH FLOW DATA:					
Purchase of property and equipment, net	$ 73,961	$ 80,170	$ 77,686	$ 69,891	$ 67,842
Share repurchases	3,570	14,923	33,563	62,487	—
SELECTED OTHER DATA:					
Common shares outstanding at end of year	23,795,327	23,473,024	22,840,974	22,732,781	22,722,685
Stores open at end of year	624	616	603	593	588
AVERAGE UNIT VOLUMES[g]:					
Restaurant	$ 3,390	$ 3,369	$ 3,234	$ 3,226	$ 3,209
Retail	869	863	837	832	841
COMPARABLE STORE SALES[h]:					
Period to period increase (decrease) in comparable store sales:					
Restaurant	3.1%	2.2%	0.2%	0.8%	(1.7)%
Retail	2.9	1.6	0.7	(0.9)	(5.9)
Memo: Number of stores in comparable base	596	591	583	569	550

(a) *We incurred $4,111 in costs related to the November 2012 proxy contest, which are included in general and administrative expenses.*

(b) *Fiscal 2012 consisted of 53 weeks while all other periods presented consisted of 52 weeks. The estimated impact of the additional week was to increase consolidated fiscal 2012 results as follows: total revenue, $51,059; store operating income, 0.2% of total revenue ($11,093); operating income, 0.2% of total revenue ($9,723); net income, 0.2% of total revenue ($6,280); and diluted net income per share, $0.27. As part of our restructuring of our field organization in April 2012, we incurred severance charges of $1,660, which are included in general and administrative expenses. We also incurred $5,203 in costs related to the December 2011 proxy contest, which are also included in general and administrative expenses.*

(c) *Includes impairment charges of $3,219 before taxes and pre-tax gains on store dispositions of $4,109. Our debt refinancing in the fourth quarter of fiscal 2011 resulted in additional interest expense of $5,136 related to transaction fees and the write-off of deferred financing costs. During the fourth quarter of fiscal 2011, as part of our cost reduction and organization streamlining initiative, we incurred severance charges of $1,768, which are included in general and administrative expenses. We also incurred $404 in costs related to the December 2011 proxy contest, which are also included in general and administrative expenses.*

(d) *Includes impairment charges of $2,672 before taxes.*

(e) *Includes impairment charges of $2,088 before taxes. We completed sale-leaseback transactions involving 15 of our stores and our retail distribution center in the fourth quarter of fiscal 2009 (see Note 10 to the Consolidated Financial Statements). Net proceeds from the sale-leaseback transactions together with excess cash flow from operations were used to pay down $142,759 of long-term debt.*

(f) *Certain expenses and proceeds related to the divestiture of Logan's Roadhouse, Inc. are reported in discontinued operations in fiscal 2009.*

(g) *Average unit volumes include sales of all stores. Fiscal 2012 includes a 53rd week while all other periods presented consist of 52 weeks.*

(h) *Comparable store sales consist of sales of stores open at least six full quarters at the beginning of the year; and are measured on comparable calendar weeks.*

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of our common stock, as reported by The Nasdaq Global Select Market, and the dividends declared and paid for the quarters indicated.

	Fiscal Year 2013				Fiscal Year 2012			
	Prices		Dividends	Dividends	Prices		Dividends	Dividends
	High	Low	Declared	Paid	High	Low	Declared	Paid
First	$ 69.30	$62.06	$0.50	$0.40	$45.80	$37.31	$0.25	$0.22
Second	65.94	60.07	0.50	0.50	53.77	41.08	0.25	0.25
Third	84.41	64.53	0.50	0.50	59.90	52.02	0.65	0.25
Fourth	102.95	83.02	0.75	0.50	64.33	56.26	—	0.25


CRACKER BARREL OLD COUNTRY STORE, INC.
Shareholder Return Performance Graph
$500
$450
$400
$350
$300
$250
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$150
$100
$50
$0
In Dollars
2008
2009
2010
2011
2012
2013
Cracker Barrel Old Country Store, Inc.
S&P 600 Restaurant
S&P Small Cap

The graph (left) shows the changes over the past five-year period in the value of $100 invested in Cracker Barrel Old Country Store, Inc. Common Stock, the Standard & Poor's Small Cap Index, and the Standard & Poor's 600 Restaurant Index which we believe is an adequate peer composite for the Company. The plotted points represent the closing price on the last day of the fiscal year indicated and assume the reinvestment of dividends. The data set forth in the graph has been provided by FactSet Research Systems, Inc. and Bloomberg LP.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. MD&A should be read in conjunction with the Consolidated Financial Statements and notes thereto. Readers also should carefully review the information presented under the section entitled "Risk Factors" and other cautionary statements in this report. All dollar amounts (other than per share amounts) reported or discussed in this MD&A are shown in thousands. References in MD&A to a year or quarter are to our fiscal year or quarter unless expressly noted or the context clearly indicates otherwise.

This overview summarizes the MD&A, which includes the following sections:

- *Executive Overview* – a general description of our business, the restaurant and retail industries, our key performance indicators and the Company's performance in 2013.
- *Results of Operations* – an analysis of our consolidated statements of income for the three years presented in our Consolidated Financial Statements.
- *Liquidity and Capital Resources* – an analysis of our primary sources of liquidity, capital expenditures and material commitments.
- *Critical Accounting Estimates* – a discussion of accounting policies that require critical judgments and estimates.

EXECUTIVE OVERVIEW

Cracker Barrel Old Country Store, Inc. (the "Company," "our" or "we") is a publicly traded (Nasdaq: CBRL) company that, through its operations and those of certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® ("Cracker Barrel") concept. Each Cracker Barrel store consists of a restaurant with a gift shop. The restaurants serve breakfast, lunch and dinner. The gift shop area offers a variety of decorative and functional items specializing in rocking chairs, holiday gifts, toys, apparel and foods. As of September 20, 2013, the Company operated 624 Cracker Barrel stores located in 42 states and had 8,851 shareholders of record.

Restaurant and Retail Industries

Our stores operate in both the restaurant and retail industries in the United States. The restaurant and retail industries are highly competitive with respect to quality, variety and price of the food products and retail merchandise offered. We compete with a significant number of national and regional restaurant and retail chains. Additionally, there are many segments within the restaurant industry, such as family dining, casual dining, fast casual and quick service, which often overlap and provide competition for widely diverse restaurant concepts. We operate in the full-service segment of the restaurant industry. Competition also exists in securing prime real estate locations for new stores, in hiring qualified employees, in advertising, in the attractiveness of facilities and with competitors having similar menu offerings or convenience. The restaurant and retail industries are often affected by changes in consumer taste and preference; national, regional or local economic conditions; demographic trends; traffic patterns; the type, number and location of competing restaurants and retailers; and consumers' discretionary purchasing power.

Additionally, economic, seasonal and weather conditions affect the restaurant and retail industries. Adverse economic conditions and unemployment rates affect consumer discretionary income and dining and shopping habits. Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby contributing to higher profits in our fourth quarter. Retail sales, which are made substantially to our restaurant guests, are strongest in the second quarter, which includes the Christmas holiday shopping season. Severe weather also affects restaurant and retail sales adversely from time to time.

Key Performance Indicators

Management uses a number of key performance measures to evaluate our operational and financial performance, including the following:

Comparable store restaurant sales and restaurant guest traffic consist of sales and calculated number of guests, respectively, of stores open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks. This measure excludes the impact of new store openings.

Percentage of retail sales to total sales indicates the relative proportion of spending by guests on retail product at our stores and helps identify overall effectiveness of our retail operations. Management uses this measure to analyze a store's ability to convert restaurant traffic into retail sales since we believe that the substantial majority of our retail customers are also guests in our restaurants.

Average check per guest is an indicator which management uses to analyze the dollars spent per guest in our stores on restaurant purchases. This measure aids management in identifying trends in guest preferences as well as the effectiveness of menu price increases and other menu changes.

Store operating margins are defined as total revenue less cost of goods sold, labor and other related expenses and other store operating expenses, all as a percentage of total revenue. Management uses this indicator as a primary measure of operating profitability.

Company Performance in 2013

Management believes that the Cracker Barrel brand remains one of the strongest and most differentiated brands in the restaurant industry. During 2013, we focused on six key business priorities which were based on our previously announced long-term strategy to Enhance the Core Business, Expand the Footprint of Cracker Barrel Old Country Store and Extend the Brand beyond the four walls of our stores. We believe the successful implementation of these six priorities resulted in revenue growth during the year, positive comparable store restaurant and retail sales for the year with both comparable store traffic and sales out-performing the Knapp-Track™ Index for the year and higher profit as compared to the prior year.

Our six priorities for 2013 were as follows:

(1) **Refresh select menu categories that will reinforce our value and provide healthier options to our guests.** Having analyzed our marketplace, guests' feedback and brand positioning, we focused our menu initiatives on satisfying our guests' needs for affordable options, healthier items and customizable choices. As part of our fall and holiday promotions, we introduced new sides to meet guests' preferences for lighter and healthier options to customize their meals. These sides later transitioned to our core menu. During the spring, we reinforced the affordability of our menu by refreshing and highlighting our Country Dinner Plates, which include over 10 entrée choices at a $7.69 price point. Seasonal promotions included limited time offerings of additional entrée choices. Throughout the year, we tested a new category for our menu, Wholesome Fixin's®. The category will provide flavorful and fresh meals with under 600 calories. We introduced Wholesome Fixin's in the first quarter of 2014.

(2) **Grow retail sales with unique merchandise.** Further defining the distinctive Cracker Barrel experience, we focused on merchandising our stores with unique and nostalgic items. We developed collections with broad generational appeal and unique product assortments, such as our horse-theme merchandise and our American Pride assortment. One of our strongest categories, women's apparel and accessories, continued to see growth throughout the year.

(3) **Build on the successful "Handcrafted by Cracker Barrel" advertising campaign.** During the first quarter of 2013, we refreshed our billboards to our Handcrafted by Cracker Barrel advertising theme. Many of the billboards highlight our made-from-scratch cooking with slogans like "Homemade Doesn't Cost Extra" and "Fresh Meals. Friendly Prices." Other billboards highlighted our brand's value and affordability. Of our 1,600 billboards, approximately 300 display sharp price-point messaging around our $5.99 Daily Lunch Specials or $7.69 Country Dinner Plates. In addition, we continued with our Handcrafted by Cracker Barrel media advertising and maintained the approach that we adopted in 2012, using national cable to drive brand awareness and spot radio to deliver product news during our busy holiday and summer seasons. We updated the radio spots with current menu and product offerings and ran new TV commercials during the summer campaign.

(4) **Invest in and leverage technology and equipment to support operations and reduce costs.** In our ongoing effort to improve operations, we focused on initiatives to lower expenses and improve the guest experience. During the first quarter of 2013, we increased productivity in our stores with improved hourly labor scheduling that not only reduced costs but we believe allowed our store managers to spend more time interacting with guests. During the second quarter of 2013, we implemented a new merchandise planning system that provides greater visibility to manage the products in our retail stores. During the third quarter of 2013, we rolled out the second phase of our production planning tool for store managers, which helped further reduce food waste. Also, during the third and fourth quarters of 2013, we invested in new equipment at our stores to better hold and prepare fresh ingredients, an important component for our menu expansion with Wholesome Fixin's®.

(5) **Continued focus on shareholder return.** We returned capital to our shareholders directly through quarterly dividend payments. During the fourth quarter of 2013, we declared a dividend increase to $0.75 which was paid in the first quarter of 2014. This increase marked the third increase since November 2011 and represented a tripling of our quarterly dividend over that time period. During 2013, we repaid $125,000 in long term debt, opened eight new stores, and reinvested approximately $74,000 in the Company through capital expenditures.

(6) **Expand the brand through e-commerce and licensing.** Throughout the year, we also engaged with our guests through multiple website and digital promotions. Also, during the year, we announced a multi-year licensing agreement with John Morrell Food Group, a subsidiary of Smithfield Foods. We look forward to the future potential of this partnership. See "Item 3. Legal Proceedings" of Part I of this Annual Report on Form 10-K for information related to a lawsuit filed against the Company regarding this initiative.

RESULTS OF OPERATIONS

The following table highlights operating results over the past three years:

	Relationship to Total Revenue			Period to Period Increase (Decrease)	
	2013	2012*	2011	2013 vs 2012	2012 vs 2011
Total revenue	100.0%	100.0%	100.0%	3%	6%
Cost of goods sold	32.3	32.1	31.7	3	7
Gross profit	67.7	67.9	68.3	2	5
Labor and other related expenses	36.5	36.8	37.1	1	5
Other store operating expenses	18.2	18.0	18.6	4	3
Store operating income	13.0	13.1	12.6	2	10
General and administrative	5.4	5.7	5.7	(2)	5
Impairment and store dispositions, net	—	—	—	—	(100)
Operating income	7.6	7.4	6.9	6	14
Interest expense	1.3	1.7	2.1	(20)	(13)
Income before income taxes	6.3	5.7	4.8	13	26
Provision for income taxes	1.9	1.7	1.3	12	42
Net income	4.4	4.0	3.5	14	21

* *2012 consists of 53 weeks while the other periods presented consist of 52 weeks.*

Total Revenue

The following table highlights the key components of revenue for the past three years:

	2013	2012	2011
Revenue in dollars: (1)			
Restaurant	$2,104,768	$2,054,127	$1,934,049
Retail	539,862	526,068	500,386
Total revenue	$2,644,630	$2,580,195	$2,434,435
Total revenue percentage increase(1)	2.5%	6.0%	1.2%
Total revenue by percentage relationships:			
Restaurant	79.6%	79.6%	79.4%
Retail	20.4%	20.4%	20.6%
Comparable number of stores	596	591	583
Comparable store averages per store: (2)			
Restaurant	$ 3,409	$ 3,375	$ 3,238
Retail	871	861	833
Total	$ 4,280	$ 4,236	$ 4,071
Restaurant average weekly sales (3)	$ 65.2	$ 63.6	$ 62.2
Retail average weekly sales (3)	16.7	16.3	16.1

(1) *2012 consists of 53 weeks while the other periods presented consist of 52 weeks.*

(2) *2012 is calculated on a 53-week basis while the other periods are calculated on a 52-week basis.*

(3) *Average weekly sales are calculated by dividing net sales by operating weeks and include all stores.*

Total revenue benefited from the opening of 8, 13 and 11 stores in 2013, 2012 and 2011, respectively, partially offset by the closing of one store in 2011. Total revenue in 2012 also benefited from the additional week in 2012, which resulted in an increase in revenues of $51,059.

The following table highlights comparable store sales* results over the past two years:

	Period to Period Increase	
	2013 vs 2012 (596 Stores)	2012 vs 2011 (591 Stores)
Restaurant	3.1%	2.2%
Retail	2.9	1.6
Restaurant & Retail	3.0	2.1

* *Comparable store sales consist of sales of stores open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks.*

Our comparable store restaurant sales increased from 2012 to 2013 resulting from a higher average check of 2.5%, including a 2.2% average menu price increase, and an increase in guest traffic of 0.6%. Our comparable store restaurant sales increased from 2011 to 2012 resulting from a higher average check of 2.4%, including a 2.2% average menu price increase, partially offset by a decrease in guest traffic of 0.2%.

We believe that the comparable store retail sales increase from 2012 to 2013 resulted primarily from strong performance in certain retail merchandise categories and the increase in guest traffic. We believe that the comparable store retail sales increase from 2011 to 2012 resulted from a more appealing retail merchandise selection than in the prior year and the growth of apparel, accessories and proprietary product lines.

Cost of Goods Sold

The following table highlights the components of cost of goods sold in dollar amounts for the past three years:

	2013	2012*	2011
Cost of Goods Sold:			
Restaurant	$571,825	$553,478	$511,728
Retail	282,859	274,006	260,743
Total Cost of Goods Sold	$854,684	$827,484	$772,471

* *2012 consists of 53 weeks while all other periods presented consist of 52 weeks.*

The following table highlights restaurant cost of goods sold as a percentage of restaurant revenue for the past three years:

	2013	2012	2011
Restaurant Cost of Goods Sold	27.2%	26.9%	26.5%

The increase from 2012 to 2013 was primarily the result of food commodity inflation of 3.4% partially offset by our menu price increase referenced above and a reduction in food waste. The reduction in food waste from 2012 to 2013 accounted for a 0.2% decrease in restaurant cost of goods sold as a percentage of restaurant revenue. The increase from 2011 to 2012 was primarily the result of food commodity inflation of 4.5% partially offset by our menu price increase referenced above.

We presently expect the rate of commodity inflation to be approximately 2% in 2014 as compared to 2013. We expect to offset the effects of food commodity inflation through a combination of menu price increases, supply contracts and other cost reduction initiatives.

The following table highlights retail cost of goods sold as a percentage of retail revenue for the past three years:

	2013	2012	2011
Retail Cost of Goods Sold	52.4%	52.1%	52.1%

The increase in retail cost of goods sold as a percentage of retail revenue in 2013 as compared to 2012 resulted from lower initial markup on certain retail merchandise partially offset by lower freight and shrinkage.

	2012 to 2013 Increase (Decrease) as a Percentage of Total Revenue
Lower initial markup on certain merchandise	0.6%
Freight	(0.2%)
Retail inventory shrinkage	(0.1%)

Retail cost of goods sold as a percentage of retail revenue remained flat in 2012 as compared to 2011.

Restructurings

In April 2012, we restructured and streamlined our field organization to better align our restaurant and retail operations under central leadership. The restructuring of the field organization and related changes in our headquarters in Lebanon, Tennessee, resulted in the elimination of approximately 20 positions. As a result, we incurred severance charges of $1,660. In July 2011, we implemented a cost reduction and organization streamlining initiative, which resulted in the elimination of approximately 60 management and staff positions. Most of the employees affected worked in our headquarters and the restructuring did not affect any store positions. As a result, in the fourth quarter of 2011, we incurred severance charges of $1,768. Severance charges are recorded in general and administrative expenses (see "General and Administrative Expenses" below).

Labor and Related Expenses

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor and other related expenses as a percentage of total revenue were 36.5%, 36.8% and 37.1% in 2013, 2012 and 2011, respectively.

The year-to-year percentage change from 2012 to 2013 resulted from the following:

	2012 to 2013 (Decrease) Increase as a Percentage of Total Revenue
Store hourly labor	(0.5%)
Store bonus expense	0.2%

The decrease in store hourly labor costs as a percentage of total revenue from 2012 to 2013 resulted from menu price increases being higher than wage inflation and improved productivity. Higher store bonus expense in 2013 as compared to 2012 reflected better performance against financial objectives in 2013 as compared to the prior year.

The year-to-year percentage change from 2011 to 2012 resulted from the following:

	2011 to 2012 (Decrease) Increase as a Percentage of Total Revenue
Store hourly labor	(0.3%)
Health care costs	(0.2%)
Store bonus expense	0.2%

The decrease in store hourly labor costs as a percentage of total revenue from 2011 to 2012 resulted from improved productivity due to our enhanced labor management system and menu price increases being higher than wage inflation.

The decrease in our health care costs from 2011 to 2012 resulted from a change in our group policy. Employee health care expenses in the calendar 2011 plan year were lower due to improvements in claims experience. As a result of these improvements, we negotiated a retrospectively rated group policy during the first quarter of 2012. This policy is retroactive to January 1, 2011 and provides for a reimbursement of health insurance premiums based on actual claims experience through the end of calendar year. The terms of this policy resulted in us receiving approximately $5,200 in net reimbursement for these health insurance premiums during 2012, which reduced our health care costs. This reduction was partially offset by higher claims experience in 2012.

Higher store bonus expense in 2012 as compared to 2011 reflected better performance against financial objectives in 2012 as compared to the prior year.

Other Store Operating Expenses

Other store operating expenses include all store-level operating costs, the major components of which are utilities, operating supplies, repairs and maintenance, depreciation and amortization, advertising, rent, credit card fees, real and personal property taxes and general insurance. Other store operating expenses as a percentage of total revenue were 18.2%, 18.0% and 18.6% in 2013, 2012 and 2011, respectively.

The year-to-year percentage change from 2012 to 2013 resulted from the following:

	2012 to 2013 Increase (Decrease) as a Percentage of Total Revenue
Advertising	0.1%
Maintenance	0.1%
Litigation settlement received in 2012	0.1%
Utilities	(0.1%)

The increase in advertising expense from 2012 to 2013 resulted primarily from higher media spending. Higher maintenance expenses resulted primarily from planned increases in nationally managed repair and preventative maintenance programs. Lower utilities expense resulted primarily from lower electricity costs.

The year-to-year percentage change from 2011 to 2012 resulted primarily from the following:

	2011 to 2012 (Decrease) Increase as a Percentage of Total Revenue
Utilities	(0.2%)
Litigation settlement received in 2012	(0.1%)
Credit card fees	(0.1%)
Supplies	(0.1%)
Advertising	0.2%

The decrease in utilities expense from 2011 to 2012 resulted primarily from lower natural gas costs.

In the first quarter of 2012, we received proceeds from a litigation settlement and recorded the proceeds as a gain in other store operating expenses since the settlement related to a matter previously recorded in other store operating expenses. Because we believed this settlement represented a gain contingency, we did not record the gain until the settlement amount and timing were assured.

The decrease in credit card fees from 2011 to 2012 resulted from a reduction in debit card fee rates due to a change in Federal law governing such fees. We believe that the decrease in supplies expense as a percentage of total revenue from 2011 to 2012 resulted primarily from our efforts to control this expense.

The increase in advertising expense from 2011 to 2012 resulted from our change in advertising strategy during 2012 in which we spent more on television advertising than in the prior year as a result of our entry into the national cable market in 2012.

General and Administrative Expenses

General and administrative expenses as a percentage of total revenue were 5.4%, 5.7% and 5.7% in 2013, 2012 and 2011, respectively.

The year-to-year percentage change from 2012 to 2013 resulted from the following:

	2012 to 2013 (Decrease) as a Percentage of Total Revenue
Payroll and related expenses	(0.2%)
Manager conference expense	(0.1%)

Lower payroll and related expenses in 2013 as compared to 2012 resulted primarily from fewer store managers in training due to lower turnover and our opening fewer stores in 2013 as compared to 2012. The decrease in general and administrative expenses in 2013 as compared to 2012 also resulted from the non-recurrence of expenses associated with a biannual manager conference which was held in the first quarter of 2012.

General and administrative expenses as a percentage of total revenue remained flat at 5.7% in 2012 as compared to 2011 as a result of the following offsetting variances:

	2011 to 2012 (Decrease) Increase as a Percentage of Total Revenue
Payroll and related expenses	(0.5%)
Incentive compensation	0.3%
Expenses related to December 2011 proxy contest	0.2%

Lower payroll and related expenses in 2012 as compared to 2011 resulted primarily from our organizational restructurings (see "Restructurings" above). Higher incentive compensation in 2012 as compared to 2011 resulted primarily from better performance against financial objectives.

Impairment and Store Dispositions, Net

Impairment and store dispositions, net consisted of the following for the past three years:

	2013	2012	2011
Impairment	$ —	$ —	$ 3,219
Gains on disposition of stores	—	—	(4,109)
Store closing costs	—	—	265
Total	$ —	$ —	$ (625)

In 2013 and 2012, we did not incur any impairment charges, gains on disposition of stores or store closing costs. In 2011, we recorded impairment charges of $1,044 and $2,175, respectively, for office space classified as property held for sale and a leased store. The leased store was impaired because of declining operating performance and resulting negative cash flow projections. During 2011, we sold two closed stores. Additionally, one of our stores was acquired by the State of Florida for road expansion pursuant to eminent domain. These transactions resulted in a net gain of $4,109.

Interest Expense

The following table highlights interest expense for the past three years:

	2013	2012	2011
Interest expense	$35,742	$44,687	$51,490

The year-to-year decrease from 2012 to 2013 resulted primarily from lower debt outstanding and lower interest rates because of a reduction in our credit spread and the expiration of our seven-year interest rate swap on May 3, 2013, which had a fixed interest rate of 5.57% plus our credit spread. We presently expect interest expense for 2014 to be approximately $16,000 to $18,000.

The year-to-year decrease from 2011 to 2012 resulted primarily from the non-recurrence of costs related to our debt refinancing in July 2011 and lower average debt outstanding. As part of our debt refinancing in 2011, we incurred additional expenses of $5,136 in 2011 related to transaction fees and the write-off of deferred financing costs. The additional week in 2012 also increased interest expense by $811.

Provision for Income Taxes

The following table highlights the provision for income taxes as a percentage of income before income taxes ("effective tax rate") for the past three years:

	2013	2012	2011
Effective tax rate	29.3%	29.5%	26.3%

The decrease in our effective tax rate from 2012 to 2013 resulted primarily from the retroactive extension by Congress of the Work Opportunity Tax Credit through the end of calendar 2013 partially offset by the increase in pretax income. The increase in our effective tax rate from 2011 to 2012 resulted primarily from a net increase in our liability for uncertain tax positions in 2012, a deferred tax benefit for a state rate change realized in 2011 but not in 2012 and the increase in pretax income.

We presently expect our effective tax rate for 2014 to be between 31% and 32% because of the expiration of the Work Opportunity Tax Credit.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of our cash flows for the last three years:

	2013	2012	2011
Net cash provided by operating activities	$208,499	$ 219,822	$ 138,212
Net cash used in investing activities	(73,406)	(79,547)	(69,489)
Net cash used in financing activities	(165,337)	(40,587)	(64,149)
Net (decrease) increase in cash and cash equivalents	$(30,244)	$ 99,688	$ 4,574

Our primary sources of liquidity are cash generated from our operations and our borrowing capacity under our revolving credit facility. Our internally generated cash, along with cash on hand at August 3, 2012, and proceeds from exercises of share-based compensation awards, were sufficient to finance all of our growth, dividend payments, working capital needs, share repurchases and other cash payment obligations in 2013.

We believe that cash at August 2, 2013, along with cash expected to be generated from our operating activities and the borrowing capacity under our revolving credit facility will be sufficient to finance our continuing operations, our continuing expansion plans, our share repurchase plans and our expected dividend payments for 2014.

Cash Generated from Operations

The decrease in net cash flow provided by operating activities from 2012 to 2013 reflected higher annual and long-term incentive bonus payments and related taxes made in 2013 as a result of the prior year's performance and the timing of payments for income taxes partially offset by higher net income and the timing of payments for interest and accounts payable. The increase in net cash flow provided by operating activities from 2011 to 2012 reflected lower annual bonus payments made in 2012 for the prior year's performance, higher net income and the timing of payments for accounts payable and income taxes.

Capital Expenditures

The following table presents our capital expenditures (purchase of property and equipment), net of proceeds from insurance recoveries, for the last three years:

	2013	2012	2011
Capital expenditures, net of proceeds from insurance recoveries	$73,961	$80,170	$77,686

Our capital expenditures consisted primarily of costs of new store locations and capital expenditures for maintenance programs. The decrease in capital expenditures from 2012 to 2013 resulted primarily from a decrease in the number of new store locations acquired and under construction as compared to the prior year partially offset by higher capital expenditures for operational initiatives and maintenance programs. The increase in capital expenditures from 2011 to 2012 resulted primarily from an increase in the number of new store locations acquired and under construction as compared to the prior year partially offset by lower capital expenditures for maintenance programs.

We estimate that our capital expenditures during 2014 will be between $90,000 and $100,000. This estimate includes the acquisition of sites and construction costs of approximately seven or eight new stores that will open during 2014, as well as acquisition and construction costs for store locations to be opened in 2015. We also expect to increase capital expenditures for maintenance programs, technology and operational improvements. We intend to fund our capital expenditures with cash generated by operations and borrowings under our revolving credit facility, as necessary.

Proceeds from Sale of Property and Equipment

During 2011, we received net proceeds of $1,054 from the sale of two closed stores and $6,576 as a result of a condemnation award.

Borrowing Capacity and Debt Covenants

Our $750,000 credit facility (the "Credit Facility") consists of a term loan (aggregate outstanding at August 2, 2013 and August 3, 2012 was $187,500 and $212,500, respectively) and a $500,000 revolving credit facility ("the Revolving Credit Facility").

The following table highlights our borrowing capacity and outstanding borrowings under the Revolving Credit Facility, our standby letters of credit and our borrowing availability under the Revolving Credit Facility as of August 2, 2013:

	August 2, 2013
Borrowing capacity under the Revolving Credit Facility	$500,000
Less: Outstanding borrowings under the Revolving Credit Facility	212,500
Less: Standby letters of credit*	28,971
Borrowing availability under the Revolving Credit Facility	$258,529

* *Our standby letters of credit relate to securing reserved claims under workers' compensation insurance and reduce our borrowing availability under the Revolving Credit Facility.*

We reduced our borrowings under our Credit Facility by $125,000 in 2013 and $25,000 in both 2012 and 2011 by making optional prepayments using excess cash generated from operations. See "Material Commitments" below and Note 5 to our Consolidated Financial Statements for further information on our long-term debt.

The Credit Facility contains customary financial covenants, which include maintenance of a maximum consolidated total leverage ratio and a minimum consolidated interest coverage ratio. We presently are and expect to remain in compliance with the Credit Facility's financial covenants for the remaining term of the facility.

Dividends, Share Repurchases and Proceeds from the Exercise of Share-Based Compensation Awards

Our Credit Facility imposes restrictions on the amount of dividends we are permitted to pay. Prior to the June 3, 2013 amendment described below, if there was no default then existing and the total of our availability under our Revolving Credit Facility plus our cash and cash equivalents on hand was at least $100,000 (the "liquidity requirements"), we could declare and pay cash dividends on shares of our common stock if the aggregate amount of dividends paid during any fiscal year is less than 20% of Consolidated EBITDA from continuing operations (as defined in the Credit Facility) (the "20% limitation") during the immediately preceding fiscal year. In any event, as long as the liquidity requirements were met, dividends could be declared and paid in any fiscal year up to the amount of dividends permitted and paid in the preceding fiscal year without regard to the 20% limitation.

Effective June 3, 2013, we amended the Credit Facility to provide more flexibility with regard to the dividends we are permitted to pay. Under the amended Credit Facility, if there is no default existing and the liquidity requirements are met, we may declare and pay cash dividends on shares of our common stock if the aggregate amount of dividends paid in any fiscal year is less than the sum of (1) the 20% limitation and (2) $100,000 (less the amount of any share repurchases during the current fiscal year), provided our consolidated total leverage ratio is 3.25 to 1.00 or less. In any event, as long as the liquidity requirements are met, dividends may be declared and paid in any fiscal year up to the amount of dividends permitted and paid in the preceding fiscal year without regard to the 20% limitation.

During the first three quarters of 2013, we declared a quarterly dividend of $0.50 per share of our common stock. Additionally, during the fourth quarter of 2013, we increased our quarterly dividend by 50% by declaring a dividend of $0.75 per share payable on August 5, 2013 to shareholders of record on July 19, 2013. In the first quarter of 2014, we declared a dividend of $0.75 per share payable on November 5, 2013 to shareholders of record on October 18, 2013.

The following table highlights the dividends per share we paid for the last three years:

	2013	2012	2011
Dividends per share paid	$1.90	$0.97	$0.86

Our current criteria for share repurchases are that they be accretive to expected net income per share and are within the limits imposed by our Credit Facility. Subject to the limits imposed by the Credit Facility, in 2013 and 2012, we were authorized by our Board of Directors to repurchase shares at the discretion of management up to $100,000 and $65,000, respectively. In 2011, we were authorized to repurchase shares to offset share dilution that resulted from the issuance of shares under our equity compensation plans up to $65,000. Under the June 3, 2013 amendment of the Credit Facility, we may repurchase shares up to a maximum amount of $100,000 less the amount of dividends paid provided the liquidity requirements are met. Additionally, we have been authorized by our Board of Directors to repurchase shares at the discretion of management up to $50,000 during 2014.

The following table highlights our share repurchases for the last three years:

	2013	2012	2011
Shares of common stock repurchased	44,300	265,538	676,600
Cost of shares repurchased	$ 3,570	$ 14,923	$ 33,563

The following table highlights the proceeds received from the exercise of share-based compensation awards for the last three years:

	2013	2012	2011
Proceeds from exercise of share-based compensation awards	$6,454	$17,602	$20,540

Working Capital

In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, we are able to, and often do, operate with negative working capital. Restaurant inventories purchased through our principal food distributor are on terms of net zero days, while other restaurant inventories purchased locally are generally financed through trade credit at terms of 30 days or less. Because of our gift shop, which has a lower product turnover than the restaurant, we carry larger inventories than many other companies in the restaurant industry. Retail inventories are generally financed through trade credit at terms of 60 days or less. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly or semi-monthly schedules in arrears for hours worked except for bonuses that are paid either quarterly or annually in arrears. Many other operating expenses have normal trade terms and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

The following table highlights our working capital:

	2013	2012	2011
Working capital (deficit)	$(13,873)	$18,249	$(21,188)

The change in working capital at August 2, 2013 compared to August 3, 2012 primarily reflected a decrease in cash due to optional debt payments and higher dividend payments in 2013. The change in working capital at August 3, 2012 compared to July 29, 2011 primarily reflected cash generated from operations and proceeds received from share-based compensation exercises partially offset by the current portion of our interest rate swap liability, higher incentive compensation accruals based on better performance against financial objectives in 2012 and the timing of payments for estimated income taxes.

Off-Balance Sheet Arrangements

Other than various operating leases, which are disclosed more fully in "Material Commitments" below and Notes 2 and 10 to our Consolidated Financial Statements, we have no other material off-balance sheet arrangements.

Material Commitments

Our contractual cash obligations and commitments as of August 2, 2013, are summarized in the tables below:

		Payments due by Year			
Contractual Obligations[a]	Total	2014	2015-2016	2017-2018	After 2018
Term loan[b]	$ 187,500	—	$187,500	—	—
Revolving Credit Facility[b]	212,500	—	212,500	—	—
Operating leases[c]	766,444	$ 59,075	89,346	$ 81,040	$536,983
Purchase obligations[d]	111,347	63,559	27,966	18,997	825
Other long-term obligations[e]	37,316	2,343	8,477	300	26,196
Total contractual cash obligations	$1,315,107	$124,977	$525,789	$100,337	$564,004

		Amount of Commitment Expirations by Year			
	Total	2014	2015-2016	2017-2018	After 2018
Revolving Credit Facility[b]	$500,000	—	$500,000	—	—
Standby letters of credit[f]	28,971	$ 8,335	20,636	—	—
Guarantees[g]	827	168	228	$235	$196
Total commitments	$529,798	$ 8,503	$520,864	$235	$196

(a) *At August 2, 2013, the entire liability for uncertain tax positions (including penalties and interest) is classified as a long-term liability. At this time, we are unable to make a reasonably reliable estimate of the amounts and timing of payments in individual years because of uncertainties in the timing of the effective settlement of tax positions. As such, the liability for uncertain tax positions of $28,841 is not included in the contractual cash obligations and commitments table above.*

(b) *Our term loan is payable on or before July 8, 2016 and our Revolving Credit Facility expires on July 8, 2016. Using our expected principal payments and projected interest rates, we anticipate having interest payments of $15,077 and $23,688 in 2014 and 2015-2016, respectively. The projected interest rates for our swapped portion of our outstanding borrowings are our fixed rates under our interest rate swaps (see Note 6 to the Consolidated Financial Statements) plus our current credit spread of 1.50%. The projected interest rate for our unswapped portion of our outstanding borrowings is the average of the three-year and five-year swap rates at August 2, 2013 of 1.33% plus our current credit spread. Even though our current credit facility expires in 2016, we have the intent and ability to refinance our debt to maintain a sufficient amount of outstanding borrowings during the terms of our interest rate swaps that expire in 2017 and 2018. Based on the fixed rates plus our current credit spread under these interest rate swaps, we anticipate having interest payments of $8,439 in 2017-2018. Based on our outstanding borrowings under our Revolving Credit Facility and standby letters of credit at August 2, 2013 and our current unused commitment fee as defined in the Credit Facility, our unused commitment fees in 2014 and 2015-2016 would be $646 and $1,255; however, the actual amount will differ based on actual usage of the Revolving Credit Facility in 2014 and 2015-2016.*

(c) *Includes base lease terms and certain optional renewal periods for which at the inception of the lease, it is reasonably assured that we will exercise.*

(d) *Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies, other operating needs and other services; and commitments under contracts for maintenance needs and other services. We have excluded contracts that do not contain minimum purchase obligations. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements and certain retail purchase orders for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that only can be cancelled in the event of an uncured material breach or with a penalty through the entire term of the contract. Because of the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.*

(e) *Other long-term obligations include our Non-Qualified Savings Plan ($25,263, with a corresponding long-term asset to fund the liability; see Note 13 to the Consolidated Financial Statements), Deferred Compensation Plan ($3,276) and our long-term incentive plans ($8,777).*

(f) *Our standby letters of credit relate to securing reserved claims under workers' compensation insurance and reduce our borrowing availability under the Revolving Credit Facility.*

(g) *Consists solely of guarantees associated with lease payments for two properties. We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of those guarantees.*

RECENT ACCOUNTING PRONOUNCEMENTS ADOPTED AND NOT YET ADOPTED

See Note 2 to the accompanying Consolidated Financial Statements for a discussion of recent accounting guidance adopted and not yet adopted. None of the accounting guidance discussed in Note 2 either had or is expected to have a significant impact on our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

We prepare our Consolidated Financial Statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates and judgments on historical experience, current trends, outside advice from parties believed to be experts in such matters and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. However, because future events and their effects cannot be determined with certainty, actual results could differ from those assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Critical accounting estimates are those that:

- management believes are most important to the accurate portrayal of both our financial condition and operating results; and
- require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We consider the following accounting estimates to be most critical in understanding the judgments that are involved in preparing our Consolidated Financial Statements:

- Impairment of Long-Lived Assets and Provision for Asset Dispositions
- Insurance Reserves
- Retail Inventory Valuation
- Tax Provision
- Share-Based Compensation

Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Impairment of Long-Lived Assets and Provision for Asset Dispositions

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying value is written down, for an asset to be held and used, to the estimated fair value or, for an asset to be disposed of, to the fair value, net of estimated costs of disposal. Any loss resulting from impairment is recognized by a charge to income. Judgments and estimates that we make related to the expected useful lives of long-lived assets and future cash flows are affected by factors such as changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates and management regularly monitors the adequacy of the provisions until final disposition occurs.

We have not made any material changes in our methodology for assessing impairments during the past three years and we do not believe that there is a reasonable likelihood that there will be a material change in the estimates or assumptions used by us to assess impairment on long-lived assets. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and fair values of long-lived assets, we may be exposed to losses that could be material.

In 2011, we incurred impairment charges related to one of our stores. In 2011, we also incurred impairment charges related to a corporate property held for sale. For a more detailed discussion of these costs see the sub-section entitled "Impairment and Store Dispositions, Net" under the section above entitled "Results of Operations" presented earlier in the MD&A.

Insurance Reserves

We self-insure a significant portion of our expected workers' compensation, general liability and health insurance programs.

We purchase insurance for individual workers' compensation claims that exceed $250, $500 or $1,000 depending on the state in which the claim originates. We purchase insurance for individual general liability claims that exceed $500. We record a reserve for workers' compensation and general liability for all unresolved claims and for an estimate of incurred but not reported claims ("IBNR"). These reserves and estimates of IBNR claims are based upon a full scope actuarial study which is performed annually at the end of our third quarter and is adjusted by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses in the actuarial study represent a range of possible outcomes within which no given estimate is more likely than any other estimate. As such, we record the losses in the lower end of that range and discount them to present value using a risk-free interest rate based on projected timing of payments. We also monitor actual claims development, including incurrence or settlement of individual large claims during the interim periods between actuarial studies as another means of estimating the adequacy of our reserves. Beginning in the second quarter of 2011, we began performing limited scope actuarial studies on a quarterly basis to verify and/or modify our reserves.

A significant portion of our health insurance program is currently self-insured. Benefits for any individual (employee or dependents) in the self-insured group health program are limited to not more than $20 in any given plan year, and, in certain cases, to not more than $8 in any given year. We record a liability for the self-insured portion of our group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience. Beginning in the first quarter of 2012, the fully-insured portion of our health insurance program contains a retrospective feature which could increase or decrease premiums based on actual claims experience.

Our accounting policies regarding insurance reserves include certain actuarial assumptions and management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. We have not made any material changes in the accounting methodology used to establish our insurance reserves during the past three years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate the insurance reserves. However, changes in these actuarial assumptions or management judgments in the future may produce materially different amounts of expense that would be reported under these insurance programs.

Retail Inventory Valuation

Cost of goods sold includes the cost of retail merchandise sold at our stores utilizing the retail inventory method ("RIM"). Under RIM, the valuation of our retail inventories is at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of our inventories. Inherent in the RIM calculation are certain significant management judgments and estimates, including initial markons, markups, markdowns and shrinkage, which may significantly impact the gross margin calculation as well as the ending inventory valuation.

Inventory valuation provisions are included for retail inventory obsolescence and retail inventory shrinkage. Retail inventory is reviewed on a quarterly basis for obsolescence and adjusted as appropriate based on assumptions made by management and judgment regarding inventory aging and future promotional activities. Cost of goods sold includes an estimate of shrinkage that is adjusted upon physical inventory counts. Annual physical inventory counts are conducted throughout the third and fourth quarters based upon a cyclical inventory schedule. An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories' results on a store-by-store basis.

We have not made any material changes in the methodologies, estimates or assumptions related to our merchandise inventories during the past three years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions in the future. However, actual obsolescence or shrinkage recorded may produce materially different amounts than we have estimated.

Tax Provision

We must make estimates of certain items that comprise our income tax provision. These estimates include effective state and local income tax rates, employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work credits, as well as estimates related to certain depreciation and capitalization policies. Our estimates are made based on current tax laws, the best available information at the time of the provision and historical experience.

We recognize (or derecognize) a tax position taken or expected to be taken in a tax return in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

We file our income tax returns many months after our year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. We then must assess the likelihood of successful legal proceedings or reach a settlement with the relevant taxing authority. Although we believe that the judgments and estimates used in establishing our tax provision are reasonable, an unsuccessful legal proceeding or a settlement could result in material adjustments to our Consolidated Financial Statements and our consolidated financial position.

Share-Based Compensation

Our share-based compensation consists of nonvested stock awards, performance-based market stock units ("MSU Grants") and stock options. Share-based compensation expense is recognized based on the grant date fair value and the achievement of performance conditions for certain awards. We recognize share-based compensation expense on a straight-line basis over the requisite service period, which is generally the award's vesting period, or the date on which retirement eligibility is achieved, if shorter.

Compensation expense is recognized for only the portion of our share-based compensation awards that are expected to vest. Therefore, an estimated forfeiture rate is derived from historical employee termination behavior and is updated annually. The forfeiture rate is applied on a straight-line basis over the service (vesting) period and we update the estimated forfeiture rate to actual at each reporting period.

Our nonvested stock awards are time vested except for awards under our long-term incentive plans which also contain performance conditions. At each reporting period, we reassess the probability of achieving the performance conditions under our long-term incentive plans. Determining whether the performance conditions will be achieved involves judgment and the estimate of expense for nonvested stock awards may be revised periodically based on changes in our determination of the probability of achieving the performance conditions. Revisions are reflected in the period in which the estimate is changed. If any performance conditions are not met, no shares will be granted, no compensation will ultimately be recognized and, to the extent previously recognized, compensation expense will be reversed.

Generally, the fair value of each nonvested stock award which does not accrue dividends is equal to the market price of our stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate. Other nonvested stock awards accrue dividends and their fair value is equal to the market price of our stock at the date of grant.

In 2011, we adopted annual long-term incentive plans that award MSU Grants to our executives instead of stock options. In addition to providing the requisite service, MSU Grants contain both a market condition, total shareholder return, and a performance condition. Total shareholder return is defined as the change in our stock price plus dividends paid during the performance period. The number of shares awarded at the end of the performance period will vary in direct proportion to a target number of shares set at the beginning of the period, up to a maximum of 150% of target, based on the change in our cumulative total shareholder return over the period. The probability of the actual shares expected to be awarded is considered in the grant date valuation; therefore, the expense will not be adjusted to reflect the actual units awarded. However, if the performance condition is not met, no shares will be granted, no compensation will ultimately be recognized and, to the extent previously recognized, compensation expense will be reversed.

The fair value of our MSU Grants was determined using the Monte-Carlo simulation model, which simulates a range of possible future stock prices and estimates the probabilities of the potential payouts. The Monte-Carlo simulation model uses the average prices for the 60-consecutive calendar days beginning 30 days prior to and ending 30 days after the first business day of the performance period. This model also incorporates the following ranges of assumptions:

- The expected volatility is a blend of implied volatility based on market-traded options on our stock and historical volatility of our stock over the period commensurate with the three-year performance period.
- The risk-free interest rate is based on the U.S. Treasury rate assumption commensurate with the three-year performance period.
- The expected dividend yield is based on our current dividend yield as the best estimate of projected dividend yield for periods within the three-year performance period.

We update the historical and implied components of the expected volatility assumption when new grants are made.

The fair value of our stock options was estimated on the date of grant using a binomial lattice-based option valuation model. This model incorporates several key assumptions including expected volatility, risk-free rate of return, expected dividend yield and the option's expected life. Additionally, we use historical data to estimate option exercise and employee termination and these assumptions are updated annually. The expected volatility, option exercise and termination assumptions involve management's best estimates at that time, all of which affect the fair value of the option calculated by the binomial lattice-based option valuation model and, ultimately, the expense that will be recognized over the life of the option. The expected life is a by-product of the lattice model and was updated when new grants were made. No stock options were granted in 2013 or 2012.

We have not made any material changes in our estimates or assumptions used to determine share-based compensation during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, such as changes in interest rates and commodity prices. We do not hold or use derivative financial instruments for trading purposes.

Interest Rate Risk. We have interest rate risk relative to our outstanding borrowings under our Credit Facility. At August 2, 2013 and August 3, 2012, our outstanding borrowings under our Credit Facility totaled $400,000 and $525,000, respectively (see Note 5 to our Consolidated Financial Statements). Loans under the Credit Facility bear interest, at our election, either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios. Our policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 5, 6 and 10 to our Consolidated Financial Statements). To manage this risk in a cost efficient manner, we have entered into interest rate swaps. A summary of our interest rate swaps at August 2, 2013 is as follows:

Trade Date	Effective Date	Term (in Years)	Notional Amount	Fixed Rate
August 10, 2010	May 3, 2013	2	$200,000	2.73%
July 25, 2011	May 3, 2013	2	50,000	2.00%
July 25, 2011	May 3, 2013	3	50,000	2.45%
September 19, 2011	May 3, 2013	2	25,000	1.05%
September 19, 2011	May 3, 2013	2	25,000	1.05%
December 7, 2011	May 3, 2013	3	50,000	1.40%
March 18, 2013	May 3, 2015	3	50,000	1.51%
April 8, 2013	May 3, 2015	2	50,000	1.05%
April 15, 2013	May 3, 2015	2	50,000	1.03%
April 22, 2013	May 3, 2015	3	25,000	1.30%
April 25, 2013	May 3, 2015	3	25,000	1.30%

The Company's seven-year interest rate swap, which was entered into on May 4, 2006, expired on May 3, 2013. This interest rate swap had a notional amount of $525,000 prior to expiration and a fixed rate of 5.57%.

At August 2, 2013 and August 3, 2012, our outstanding borrowings were swapped at weighted average interest rates of 3.73% and 7.57%, respectively, which are the weighted average fixed rates of our interest rate swaps plus our current credit spread. See Note 6 to our Consolidated Financial Statements for further discussion of our interest rate swaps.

Commodity Price Risk. Many of the food products that we purchase are affected by commodity pricing and are, therefore, subject to price volatility caused by market conditions, weather, production problems, delivery difficulties and other factors which are outside our control and which are generally unpredictable.

The following table highlights the five food categories which accounted for the largest shares of our food purchases in 2013 and 2012:

	Percentage of Food Purchases	
	2013	2012
Beef	13%	12%
Dairy (including eggs)	12%	13%
Fruits and vegetables	12%	14%
Poultry	11%	10%
Pork	11%	10%

Other categories affected by the commodities markets, such as grains and seafood, may each account for as much as 7% of our food purchases. While some of our food items are produced to our proprietary specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by us, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary to allow us to avoid any material adverse effects that could be caused by such unavailability. We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably even over short periods of time. Changes in commodity prices would affect us and our competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously. We enter into contracts for certain of our products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, we believe we will be able to pass through some or much of the increased commodity costs by adjusting our menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins.

Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). We maintain a system of internal controls that is designed to provide reasonable assurance in a cost-effective manner as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Corporate Governance Guidelines, our Financial Code of Ethics, and our Code of Business Conduct and Ethics, all of which may be viewed on our website. They set the tone for our organization and include factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business conditions and operations. Neither our disclosure controls and procedures nor our internal controls, however, can or will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control–Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. We have concluded that our internal control over financial reporting was effective as of August 2, 2013, based on these criteria.

In addition, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, which is included herein.



Sandra B. Cochran
President and Chief Executive Officer



Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.

Lebanon, Tennessee

We have audited the accompanying consolidated balance sheets of Cracker Barrel Old Country Store, Inc. and its subsidiaries (the "Company") as of August 2, 2013 and August 3, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended August 2, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cracker Barrel Old Country Store, Inc. and its subsidiaries as of August 2, 2013 and August 3, 2012, and the results of their operations and their cash flows for each of the three fiscal years in the period ended August 2, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 2, 2013, based on the criteria established in *Internal Control–Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 26, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Nashville, Tennessee

September 26, 2013

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.

Lebanon, Tennessee

We have audited the internal control over financial reporting of Cracker Barrel Old Country Store, Inc. and its subsidiaries (the "Company") as of August 2, 2013, based on criteria established in *Internal Control–Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 2, 2013, based on the criteria established in *Internal Control–Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended August 2, 2013, and our report dated September 26, 2013, expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Nashville, Tennessee
September 26, 2013

CRACKER BARREL OLD COUNTRY STORE, INC.

Consolidated Balance Sheets

(In thousands except share data)

	August 2, 2013	August 3, 2012
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 121,718	$ 151,962
Property held for sale	883	884
Accounts receivable	15,942	14,609
Inventories	146,687	143,267
Prepaid expenses and other current assets	12,648	11,405
Deferred income taxes	4,316	15,181
Total current assets	302,194	337,308
Property and Equipment:		
Land	299,995	296,500
Buildings and improvements	746,764	726,814
Buildings under capital leases	3,289	3,289
Restaurant and other equipment	484,013	458,370
Leasehold improvements	255,058	242,305
Construction in progress	8,704	14,293
Total	1,797,823	1,741,571
Less: Accumulated depreciation and amortization of capital leases	771,454	719,201
Property and equipment – net	1,026,369	1,022,370
Other assets	59,743	59,314
Total	$1,388,306	$1,418,992
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 110,637	$ 101,271
Taxes withheld and accrued	35,076	39,704
Accrued employee compensation	62,780	66,923
Accrued employee benefits	24,477	26,546
Deferred revenues	44,098	37,696
Dividend payable	17,847	9,732
Current interest rate swap liability	—	20,215
Other current liabilities	21,152	16,972
Total current liabilities	316,067	319,059
Long-term debt	400,000	525,036
Long-term interest rate swap liability	11,644	14,166
Other long-term obligations	120,073	114,897
Deferred income taxes	56,496	63,159
Commitments and Contingencies (Notes 10 and 16)		
Shareholders' Equity:		
Preferred stock – 100,000,000 shares of $.01 par value authorized; 300,000 shares designated as Series A Junior Participating Preferred Stock; no shares issued	—	—
Common stock – 400,000,000 shares of $.01 par value authorized; 2013 – 23,795,327 shares issued and outstanding; 2012 – 23,473,024 shares issued and outstanding	237	234
Additional paid-in capital	51,728	28,676
Accumulated other comprehensive loss	(6,612)	(21,158)
Retained earnings	438,673	374,923
Total shareholders' equity	484,026	382,675
Total	$1,388,306	$1,418,992

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.

Consolidated Statements of Income

(In thousands except share data)

		Fiscal years ended	
	August 2, 2013	August 3, 2012	July 29, 2011
Total revenue	$ 2,644,630	$ 2,580,195	$ 2,434,435
Cost of goods sold	854,684	827,484	772,471
Gross profit	1,789,946	1,752,711	1,661,964
Labor and other related expenses	962,559	951,435	904,229
Other store operating expenses	482,601	464,130	451,957
Store operating income	344,786	337,146	305,778
General and administrative expenses	143,262	146,171	139,222
Impairment and store dispositions, net	—	—	(625)
Operating income	201,524	190,975	167,181
Interest expense	35,742	44,687	51,490
Income before income taxes	165,782	146,288	115,691
Provision for income taxes	48,517	43,207	30,483
Net income	$ 117,265	$ 103,081	$ 85,208
Net income per share – basic	$ 4.95	$ 4.47	$ 3.70
Net income per share – diluted	$ 4.90	$ 4.40	$ 3.61
Basic weighted average shares outstanding	23,708,875	23,067,566	22,998,200
Diluted weighted average shares outstanding	23,948,321	23,408,126	23,634,675

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(In thousands)

		Fiscal years ended	
	August 2, 2013	August 3, 2012	July 29, 2011
Net income	$ 117,265	$ 103,081	$ 85,208
Other comprehensive income before income tax expense:			
Change in fair value of interest rate swaps	23,620	17,223	14,677
Income tax expense	9,074	349	3,860
Other comprehensive income, net of tax	14,546	16,874	10,817
Comprehensive income	$ 131,811	$ 119,955	$ 96,025

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.

Consolidated Statements Of Changes in Shareholders' Equity

(In thousands except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares	Amount				
Balances at July 30, 2010	22,732,781	$228	$ 6,200	$(48,849)	$234,038	$191,617
Comprehensive Income:						
Net income	—	—	—	—	85,208	85,208
Other comprehensive income, net of tax	—	—	—	10,817	—	10,817
Total comprehensive income	—	—	—	10,817	85,208	96,025
Cash dividends declared – $.88 per share	—	—	—	—	(20,489)	(20,489)
Share-based compensation	—	—	9,796	—	—	9,796
Exercise of share-based compensation awards	784,793	7	20,533	—	—	20,540
Tax benefit realized upon exercise of share-based compensation awards	—	—	4,108	—	—	4,108
Purchases and retirement of common stock	(676,600)	(7)	(33,556)	—	—	(33,563)
Balances at July 29, 2011	22,840,974	228	7,081	(38,032)	298,757	268,034
Comprehensive Income:						
Net income	—	—	—	—	103,081	103,081
Other comprehensive income, net of tax	—	—	—	16,874	—	16,874
Total comprehensive income	—	—	—	16,874	103,081	119,955
Cash dividends declared – $1.15 per share	—	—	—	—	(26,915)	(26,915)
Share-based compensation	—	—	14,420	—	—	14,420
Exercise of share-based compensation awards	897,588	9	17,593	—	—	17,602
Tax benefit realized upon exercise of share-based compensation awards	—	—	4,502	—	—	4,502
Purchases and retirement of common stock	(265,538)	(3)	(14,920)	—	—	(14,923)
Balances at August 3, 2012	23,473,024	234	28,676	(21,158)	374,923	382,675
Comprehensive Income:						
Net income	—	—	—	—	117,265	117,265
Other comprehensive income, net of tax	—	—	—	14,546	—	14,546
Total comprehensive income	—	—	—	14,546	117,265	131,811
Cash dividends declared – $2.25 per share	—	—	—	—	(53,515)	(53,515)
Share-based compensation	—	—	17,839	—	—	17,839
Exercise of share-based compensation awards	366,603	4	6,450	—	—	6,454
Tax benefit realized upon exercise of share-based compensation awards	—	—	2,332	—	—	2,332
Purchases and retirement of common stock	(44,300)	(1)	(3,569)	—	—	(3,570)
Balances at August 2, 2013	23,795,327	$237	$ 51,728	$ (6,612)	$438,673	$484,026

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.

Consolidated Statements Of Cash Flows

(In thousands)

	Fiscal years ended		
	August 2, 2013	August 3, 2012	July 29, 2011
Cash flows from operating activities:			
Net income	$ 117,265	$ 103,081	$ 85,208
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	66,120	64,467	62,788
Loss (gain) on disposition of property and equipment	4,057	2,702	(1,418)
Impairment	—	—	3,219
Share-based compensation	17,839	14,420	9,796
Excess tax benefit from share-based compensation	(2,332)	(4,502)	(4,108)
Changes in assets and liabilities:			
Accounts receivable	(1,333)	(2,330)	1,251
Income taxes receivable	—	7,898	(7,898)
Inventories	(3,420)	(1,720)	2,532
Prepaid expenses and other current assets	(1,243)	(2,405)	(391)
Other assets	(1,033)	(4,725)	(803)
Accounts payable	9,366	1,592	(16,539)
Taxes withheld and accrued	(4,628)	7,369	(652)
Accrued employee compensation	(4,143)	17,729	(10,680)
Accrued employee benefits	(2,069)	(2,701)	(1,690)
Deferred revenues	6,402	5,066	5,086
Other current liabilities	6,628	2,651	(7,863)
Other long-term obligations	5,895	9,973	12,576
Deferred income taxes	(4,872)	1,257	7,798
Net cash provided by operating activities	208,499	219,822	138,212
Cash flows from investing activities:			
Purchase of property and equipment	(74,417)	(80,922)	(77,962)
Proceeds from insurance recoveries of property and equipment	456	752	276
Proceeds from sale of property and equipment	555	623	8,197
Net cash used in investing activities	(73,406)	(79,547)	(69,489)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	—	92,600	687,000
Proceeds from exercise of share-based compensation awards	6,454	17,602	20,540
Principal payments under long-term debt and other long-term obligations	(125,153)	(117,733)	(717,263)
Purchases and retirement of common stock	(3,570)	(14,923)	(33,563)
Deferred financing costs	—	(263)	(5,125)
Dividends on common stock	(45,400)	(22,372)	(19,846)
Excess tax benefit from share-based compensation	2,332	4,502	4,108
Net cash used in financing activities	(165,337)	(40,587)	(64,149)
Net (decrease) increase in cash and cash equivalents	(30,244)	99,688	4,574
Cash and cash equivalents, beginning of year	151,962	52,274	47,700
Cash and cash equivalents, end of year	$ 121,718	$ 151,962	$ 52,274
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 29,959	$ 50,357	$ 46,301
Income taxes	47,550	18,768	32,248
Supplemental schedule of non-cash financing activity:			
Change in fair value of interest rate swaps	$ 23,620	$ 17,223	$ 14,677
Change in deferred tax asset for interest rate swaps	(9,074)	(349)	(3,860)
Dividends declared but not yet paid	17,847	9,732	5,190

See Notes to Consolidated Financial Statements.

(In thousands except share data)

1 DESCRIPTION OF THE BUSINESS

Cracker Barrel Old Country Store, Inc. and its affiliates (collectively, in the Notes, the "Company") are principally engaged in the operation and development in the United States ("U.S.") of the Cracker Barrel Old Country Store® ("Cracker Barrel") concept.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GAAP – The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Fiscal year – The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. The Company's fiscal year ended August 3, 2012 consisted of 53 weeks and the fourth quarter of 2012 consisted of fourteen weeks. References in these Notes to a year or quarter are to the Company's fiscal year or quarter unless noted otherwise.

Principles of consolidation – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents – The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property held for sale – Property held for sale consists of real estate properties that the Company expects to sell within one year and is reported at the lower of carrying amount or fair value less costs to sell. At August 2, 2013 and August 3, 2012, property held for sale consisted of office space.

Accounts receivable – Accounts receivable represent their estimated net realizable value. Accounts receivable are written off when they are deemed uncollectible.

Inventories – Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out ("FIFO") method. Retail inventories are valued using the retail inventory method ("RIM") except at the retail distribution center which uses average cost. Approximately 75% of retail inventories are valued using RIM and the remaining 25% are valued using an average cost method. See Note 4 for additional information regarding the components of inventory.

Valuation provisions are included for retail inventory obsolescence, retail inventory shrinkage, returns and amortization of certain items. Cost of goods sold includes an estimate of retail inventory shrinkage that is adjusted upon physical inventory counts. Annual physical inventory counts are conducted throughout the third and fourth quarters based upon a cyclical inventory schedule. An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories' results on a store-by-store basis.

Property and equipment – Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

	Years
Buildings and improvements	30-45
Buildings under capital leases	15-25
Restaurant and other equipment	2-10
Leasehold improvements	1-35

Accelerated depreciation methods are generally used for income tax purposes.

Total depreciation expense and depreciation expense related to store operations for each of the three years are as follows:

	2013	2012	2011
Total depreciation expense	$65,351	$63,705	$61,677
Depreciation expense related to store operations*	60,574	58,423	56,985

* *Depreciation expense related to store operations is included in other store operating expenses in the Consolidated Statements of Income.*

Gain or loss is recognized upon disposal of property and equipment. The asset and related accumulated depreciation and amortization amounts are removed from the accounts.

Maintenance and repairs, including the replacement of minor items, are charged to expense and major additions to property and equipment are capitalized.

Impairment of long-lived assets – The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying value of the asset, the carrying value is written down, for an asset to be held and used, to the estimated fair value or, for an asset to be disposed of, to the fair value, net of estimated costs of disposal. Any loss resulting from impairment is recognized by a charge to income. See Note 9 for additional information on the Company's impairment of long-lived assets.

Derivative instruments and hedging activities – The Company is exposed to market risk, such as changes in interest rates and commodity prices. The Company has interest rate risk relative to its outstanding borrowings, which bear interest at the Company's election either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios under its credit facility (see Note 5). The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt. To manage this risk in a cost efficient manner, the Company uses derivative instruments, specifically interest rate swaps.

Companies may elect whether or not to offset related assets and liabilities and report the net amount on their financial statements if the right of setoff exists. Under a master netting agreement, the Company has the legal right to offset the amounts owed to the Company against amounts owed by the Company under a derivative instrument that exists between the Company and a counterparty. When the Company is engaged in more than one outstanding derivative transaction with the same counterparty and also has a legally enforceable master netting agreement with that counterparty, its credit risk exposure is based on the net exposure under the master netting agreement. If, on a net basis, the Company owes the counterparty, the Company regards its credit exposure to the counterparty as being zero.

The Company does not hold or use derivative instruments for trading purposes. The Company also does not have any derivatives not designated as hedging instruments and has not designated any non-derivatives as hedging instruments. See Note 6 for additional information on the Company's derivative and hedging activities.

Segment reporting – Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 8 for additional information regarding segment reporting).

Revenue recognition – The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. The Company's policy is to present sales in the Consolidated Statements of Income on a net presentation basis after deducting sales tax.

Unredeemed gift cards and certificates – Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. No revenue is recognized in connection with the point-of-sale transaction when gift cards or gift certificates are sold. For those states that exempt gift cards and certificates from their escheat laws, the Company makes estimates of the ultimate unredeemed ("breakage") gift cards and certificates in the period of the original sale and amortizes this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing its liability and recording revenue accordingly. For those states that do not exempt gift cards and certificates from their escheat laws, the Company records breakage in the period that gift cards and certificates are remitted to the state and reduces its liability accordingly. Any amounts remitted to states under escheat or similar laws reduce the Company's deferred revenue liability and have no effect on revenue or expense while any amounts that the Company is permitted to retain are recorded as revenue.

Insurance – The Company self-insures a significant portion of its workers' compensation, general liability and health insurance programs. The Company purchases insurance for individual workers' compensation claims that exceed $250, $500 or $1,000 depending on the state in which the claim originates. The Company purchases insurance for individual general liability claims that exceed $500.

The Company records a reserve for workers' compensation and general liability for all unresolved claims and for an estimate of incurred but not reported claims ("IBNR"). These reserves and estimates of IBNR claims are based upon a full scope actuarial study which is performed annually at the end of the Company's third quarter and is adjusted by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses in the actuarial study represent a range of possible outcomes within which no given estimate is more likely than any other estimate. As such, the Company records the losses at the lower end of that range and discounts them to present value using a risk-free interest rate based on projected timing of payments. The Company also monitors actual claims development, including incurrence or settlement of individual large claims during the interim periods between actuarial studies as another means of estimating the adequacy of its reserves. Beginning in the second quarter of 2011, the Company began performing limited scope actuarial studies on a quarterly basis to verify and/or modify the Company's reserves.

For the Company's health insurance plans, benefits for any individual (employee or dependents) in the self-insured program are limited to not more than $20 in any given year, and, in certain cases, to not more than $8 in any given year. The Company records a liability for the self-insured portion of its group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience. Beginning in the first quarter of 2012, the fully-insured portion of the Company's health insurance program contains a retrospective feature which could increase or decrease premiums based on actual claims experience.

Store pre-opening costs – Start-up costs of a new store are expensed when incurred, with the exception of rent expense under operating leases, in which the straight-line rent includes the pre-opening period during construction, as explained further under the "Leases" section in this Note.

Leases – The Company's leases are classified as either capital or operating leases. The Company has ground leases and office space leases that are recorded as operating leases. The Company also leases its advertising billboards which are recorded as operating leases. A majority of the Company's lease agreements provide renewal options and some of these options contain rent escalation clauses. Additionally, some of the leases have rent holiday and contingent rent provisions. During rent holiday periods, which include the pre-opening period during construction, the Company has possession of and access to the property, but is not obligated to, and normally does not, make rent payments. Contingent rent is determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability and corresponding rent expense when it is probable sales have been achieved in amounts in excess of the specified levels.

The liabilities under these leases are recognized on the straight-line basis over the shorter of the useful life, with a maximum of 35 years, or the related lease life. The Company uses a lease life that generally begins on the date that the Company becomes legally obligated under the lease, including the rent holiday periods, and generally extends through certain renewal periods that can be exercised at the

Company's option, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options. This lease period is consistent with the period over which leasehold improvements are amortized.

Advertising – The Company expenses the costs of producing advertising the first time the advertising takes place. Other advertising costs are expensed as incurred.

Advertising expense for each of the three years was as follows:

	2013	2012	2011
Advertising expense	$59,957	$ 56,198	$48,889

Share-based compensation – The Company's share-based compensation consists of nonvested stock, performance-based market stock units ("MSU Grants") and stock options. Share-based compensation is recorded in general and administrative expenses in the Consolidated Statements of Income. Share-based compensation expense is recognized based on the grant date fair value and the achievement of performance conditions for certain awards. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period, which is generally the award's vesting period, or to the date on which retirement eligibility is achieved, if shorter.

Certain nonvested stock awards and the Company's MSU Grants contain performance conditions. Compensation expense for performance-based awards is recognized when it is probable that the performance criteria will be met. If any performance goals are not met, no compensation expense is ultimately recognized and, to the extent previously recognized, compensation expense is reversed.

If a share-based compensation award is modified after the grant date, incremental compensation expense is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Incremental compensation expense for vested awards is recognized immediately. For unvested awards, the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original award on the modification date is recognized over the modified service period.

Additionally, the Company's policy is to issue shares of common stock to satisfy exercises of share-based compensation awards.

Income taxes – The Company's provision for income taxes includes employer tax credits for FICA taxes paid on employee tip income and other employer tax credits are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recognizes (or derecognizes) a tax position taken or expected to be taken in a tax return in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company recognizes, net of tax, interest and estimated penalties related to uncertain tax positions in its provision for income taxes. See Note 14 for additional information regarding income taxes.

Comprehensive income – Comprehensive income includes net income and the effective unrealized portion of the changes in the fair value of the Company's interest rate swaps.

Discontinued operations – The Company classifies the results of operations of a closed store as a discontinued operation when the operations and cash flows of the store have been or will be eliminated from ongoing operations, the Company no longer has any significant continuing involvement in the operations associated with the store after closure and the results are material to the Company's consolidated financial position, results of operations or cash flows. In determining whether the cash flows have been or will be eliminated from operations, the Company considers the proximity of the closed store to any remaining open stores in the geographic area to evaluate whether the Company will retain the closed store's customers at another store in the same market. Unless considered immaterial, if the Company determines that it has exited the market, then the closed store will be classified as a discontinued operation. The Company closed one store in 2011; this closed store was not classified as discontinued operations. The Company did not close any stores in 2013 or 2012.

Net income per share – Basic consolidated net income per share is computed by dividing consolidated net income to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock and is based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares related to stock options, nonvested stock awards and MSU Grants issued by the Company are calculated using the treasury stock method. Outstanding employee and director stock options, nonvested stock awards and MSU Grants issued by the Company represent the only dilutive effects on diluted consolidated net income per share. See Note 15 for additional information regarding net income per share.

Use of estimates – Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods to prepare these Consolidated Financial Statements in conformity with GAAP. Management believes that such estimates have been based on reasonable and supportable assumptions and that the resulting estimates are reasonable for use in the preparation of the Consolidated Financial Statements. Actual results, however, could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS ADOPTED

Presentation of Comprehensive Income

In June 2011, the FASB issued amended accounting guidance which requires companies to present total comprehensive income and its components and the components of net income in either a single continuous statement of comprehensive income or in two consecutive statements reporting net income and comprehensive income. This requirement eliminates the option to present components of comprehensive income as part of the statement of changes in shareholders' equity. This guidance affects only the presentation of comprehensive income and does not change the components of comprehensive income. The Company adopted this accounting guidance on a retrospective basis in the first quarter of 2013 by presenting separate but consecutive statements. The adoption of this accounting guidance did not have an impact on the Company's consolidated financial position or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued accounting guidance which requires companies to disclose information about the nature of their rights of setoff and related arrangements associated with their financial instruments and derivative instruments to enable users of financial statements to understand the effect of those arrangements on their financial position. Each company will be required to provide both net and gross information in the notes to its financial statements for relevant assets and liabilities that are eligible for offset. In January 2013, the FASB issued additional accounting guidance which limits these disclosures to derivatives, repurchase agreements and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. These disclosure requirements are effective for fiscal years beginning on or after

January 1, 2013 on a retrospective basis. The Company does not expect that the adoption of these disclosure requirements in the first quarter of 2014 will have a significant impact on its consolidated financial position or results of operations.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued accounting guidance which requires companies to provide information regarding the amounts reclassified out of accumulated other comprehensive income by component. A company will be required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required by GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, a company is required to cross-reference to other disclosures required under GAAP that provide additional detail regarding those amounts. This accounting guidance is effective for fiscal years beginning after December 15, 2012 on a prospective basis. Since the guidance only affects presentation and disclosure of amounts reclassified out of accumulated other comprehensive income, the adoption of this guidance in the first quarter of 2014 is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

3 FAIR VALUE MEASUREMENTS

Fair value for certain of the Company's assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a three level hierarchy for inputs is used. These levels are:

- Quoted Prices in Active Markets for Identical Assets ("Level 1") – quoted prices (unadjusted) for an identical asset or liability in an active market.
- Significant Other Observable Inputs ("Level 2") – quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
- Significant Unobservable Inputs ("Level 3") – unobservable and significant to the fair value measurement of the asset or liability.

The Company's assets and liabilities measured at fair value on a recurring basis at August 2, 2013 were as follows:

	Level 1	Level 2	Level 3	Fair Value as of August 2, 2013
Cash equivalents*	$ 57,767	$ —	$ —	$ 57,767
Interest rate swap asset (see Note 6)	—	883	—	883
Deferred compensation plan assets**	25,263	—	—	25,263
Total assets at fair value	$ 83,030	$ 883	$ —	$ 83,913
Interest rate swap liability (see Note 6)	$ —	$ 11,644	$ —	$ 11,644
Total liabilities at fair value	$ —	$ 11,644	$ —	$ 11,644

The Company's assets and liabilities measured at fair value on a recurring basis at August 3, 2012 were as follows:

	Level 1	Level 2	Level 3	Fair Value as of August 3, 2012
Cash equivalents*	$104,531	$ —	$ —	$104,531
Interest rate swap asset (see Note 6)	—	—	—	—
Deferred compensation plan assets**	29,443	—	—	29,443
Total assets at fair value	$133,974	$ —	$ —	$133,974
Interest rate swap liability (see Note 6)	$ —	$34,381	$ —	$ 34,381
Total liabilities at fair value	$ —	$34,381	$ —	$ 34,381

**Consists of money market fund investments.*

***Represents plan assets invested in mutual funds established under a Rabbi Trust for the Company's non-qualified savings plan and is included in the Consolidated Balance Sheets as other assets (see Note 13).*

The Company's money market fund investments and deferred compensation plan assets are measured at fair value using quoted market prices. The fair values of the Company's interest rate swap asset and liabilities are determined based on the present value of expected future cash flows. Since the Company's interest rate swap values are based on the LIBOR forward curve, which is observable at commonly quoted intervals for the full terms of the swaps, it is considered a Level 2 input. Nonperformance risk is reflected in determining the fair value of the interest rate swaps by using the Company's credit spread less the risk-free interest rate, both of which are observable at commonly quoted intervals for the terms of the swaps. Thus, the adjustment for nonperformance risk is also considered a Level 2 input.

The fair values of accounts receivable and accounts payable at August 2, 2013 and August 3, 2012, approximate their carrying amounts because of their short duration. The fair value of the Company's variable rate debt, based on quoted market prices, which are considered Level 1 inputs, approximates its carrying amounts at August 2, 2013 and August 3, 2012.

4 INVENTORIES

Inventories were comprised of the following at:

	August 2, 2013	August 3, 2012
Retail	$112,736	$108,846
Restaurant	20,214	19,728
Supplies	13,737	14,693
Total	$146,687	$143,267

5 DEBT

On July 9, 2011, the Company entered into a five-year $750,000 credit facility (the "Credit Facility") consisting of a $250,000 term loan and a $500,000 revolving credit facility (the "Revolving Credit Facility").

Long-term debt consisted of the following at:

	August 2, 2013	August 3, 2012
Revolving Credit Facility expiring on July 8, 2016	$212,500	$312,500
Term loan payable on or before July 8, 2016	187,500	212,500
Note payable	—	142
	400,000	525,142
Current maturities	—	(106)
Long-term debt	$400,000	$525,036

The aggregate maturities of long-term debt subsequent to August 2, 2013 are as follows:

Year	
2014	$ —
2015	25,000
2016	375,000
Total	$400,000

At August 2, 2013, the Company had $28,971 of standby letters of credit, which reduce the Company's availability under the Revolving Credit Facility (see Note 16). At August 2, 2013, the Company had $258,529 in borrowing availability under the Revolving Credit Facility.

In accordance with the Credit Facility, outstanding borrowings bear interest, at the Company's election, either at LIBOR or prime plus a percentage point spread based on certain specified financial ratios. At August 2, 2013 and August 3, 2012, the Company's outstanding borrowings were swapped at weighted average interest rates of 3.73% and 7.57%, respectively (see Note 6 for information on the Company's interest rate swaps).

The Credit Facility contains customary financial covenants, which include maintenance of a maximum consolidated total leverage ratio and a minimum consolidated interest coverage ratio. At August 2, 2013 and August 3, 2012, the Company was in compliance with all debt covenants.

The Credit Facility also imposes restrictions on the amount of dividends the Company is permitted to pay. Prior to the June 3, 2013 amendment described below, if there was no default existing and the total of the Company's availability under the Revolving Credit Facility plus the Company's cash and cash equivalents on hand is at least $100,000 (the "liquidity requirements"), the Company could declare and pay cash dividends on its common stock if the aggregate amount of dividends paid in any fiscal year is less than 20% of Consolidated EBITDA from continuing operations (as defined in the Credit Facility) (the "20% limitation") during the immediately preceding fiscal year. In any event, as long as the liquidity requirements were met, dividends could be declared and paid in any fiscal year up to the amount of dividends permitted and paid in the preceding fiscal year without regard to the 20% limitation.

Effective June 3, 2013, the Company amended the Credit Facility to provide more flexibility with regard to the dividends the Company is permitted to pay. Under the amended Credit Facility, if there is no default existing and the liquidity requirements are met, the Company may declare and pay cash dividends on shares of its common stock if the aggregate amount of dividends paid in any fiscal year is less than the sum of (1) the 20% limitation and (2) $100,000 (less the amount of any share repurchases during the current fiscal year), provided the Company's consolidated total leverage ratio is 3.25 to 1.00 or less. In any event, as long as the liquidity requirements are met, dividends may be declared and paid in any fiscal year up to the amount of dividends permitted and paid in the preceding fiscal year without regard to the 20% limitation.

6 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

For each of the Company's interest rate swaps, the Company has agreed to exchange with a counterparty the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The interest rates on the portion of the Company's outstanding debt covered by its interest rate swaps is fixed at the rates in the table below plus the Company's credit spread. The Company's credit spreads at August 2, 2013 and August 3, 2012 were 1.50% and 2.00%, respectively. All of the Company's interest rate swaps are accounted for as cash flow hedges.

A summary of the Company's interest rate swaps at August 2, 2013 is as follows:

Trade Date	Effective Date	Term (in Years)	Notional Amount	Fixed Rate
August 10, 2010	May 3, 2013	2	$200,000	2.73%
July 25, 2011	May 3, 2013	2	50,000	2.00%
July 25, 2011	May 3, 2013	3	50,000	2.45%
September 19, 2011	May 3, 2013	2	25,000	1.05%
September 19, 2011	May 3, 2013	2	25,000	1.05%
December 7, 2011	May 3, 2013	3	50,000	1.40%
March 18, 2013	May 3, 2015	3	50,000	1.51%
April 8, 2013	May 3, 2015	2	50,000	1.05%
April 15, 2013	May 3, 2015	2	50,000	1.03%
April 22, 2013	May 3, 2015	3	25,000	1.30%
April 25, 2013	May 3, 2015	3	25,000	1.30%

The Company's seven-year interest rate swap, which was entered into on May 4, 2006, expired on May 3, 2013. This interest rate swap had a notional amount of $525,000 prior to expiration and a fixed rate of 5.57%.

The estimated fair values of the Company's derivative instruments were as follows:

(See Note 3)	Balance Sheet Location	August 2, 2013	August 3, 2012
Interest rate swaps	Other assets	$ 883	$ —
Interest rate swap	Current interest rate swap liability	$ —	$20,215
Interest rate swaps	Long-term interest rate swap liability	11,644	14,166
Total liabilities		$11,644	$34,381

The estimated fair values of the Company's interest rate swap assets and liabilities incorporate the Company's non-performance risk. The adjustment related to the Company's non-performance risk at August 2, 2013 and August 3, 2012 resulted in reductions of $123 and $851, respectively, in the total fair value of the interest rate swap asset and liabilities. The offset to the interest rate swap assets and liabilities is recorded in accumulated other comprehensive loss ("AOCL"), net of the deferred tax assets, and will be reclassified into earnings over the term of the underlying debt. As of August 2, 2013, the estimated pre-tax portion of AOCL that is expected to be reclassified into earnings over the next twelve months is $5,915. Cash flows related to the interest rate swaps are included in interest expense and in operating activities.

The following table summarizes the pre-tax effects of the Company's derivative instruments on AOCL for each of the three years:

	Amount of Income Recognized in AOCL on Derivatives (Effective Portion)		
	2013	2012	2011
Cash flow hedges:			
Interest rate swaps	$23,620	$17,223	$14,677

The following table summarizes the pre-tax effects of the Company's derivative instruments on income for each of the three years:

	Location of Loss Reclassified from AOCL into Income (Effective Portion)	Amount of Loss Reclassified from AOCL into Income (Effective Portion)		
		2013	2012	2011
Cash flow hedges:				
Interest rate swaps	Interest expense	$20,773	$35,903	$30,355

Any portion of the fair value of the interest rate swaps determined to be ineffective will be recognized currently in earnings. No ineffectiveness has been recorded in 2013, 2012 and 2011.

7 SHARE REPURCHASES

In 2013 and 2012, subject to a maximum amount as specified in the table below and the limits imposed by the Credit Facility, the Company was authorized to repurchase shares at management's discretion. Additionally, in 2011, the Company was authorized to repurchase shares to offset share dilution that resulted from the issuance of shares under its equity compensation plans up to the maximum aggregate purchase price amount as specified in the table below. In 2014, the Company has been authorized to repurchase shares at management's discretion up to a maximum aggregate purchase price of $50,000.

The following table summarizes our share repurchases for the last three years:

	2013	2012	2011
Maximum aggregate purchase price	$100,000	$ 65,000	$ 65,000
Cost of shares repurchased	$ 3,570	$ 14,923	$ 33,563
Shares of common stock repurchased	44,300	265,538	676,600

8 SEGMENT INFORMATION

Cracker Barrel stores represent a single, integrated operation with two related and substantially integrated product lines. The operating expenses of the restaurant and retail product lines of a Cracker Barrel store are shared and are indistinguishable in many respects. Accordingly, the Company manages its business on the basis of one reportable operating segment. All of the Company's operations are located within the United States.

Total revenue was comprised of the following at:

	2013	2012	2011
Restaurant	$2,104,768	$2,054,127	$1,934,049
Retail	539,862	526,068	500,386
Total revenue	$2,644,630	$2,580,195	$2,434,435

9 IMPAIRMENT AND STORE DISPOSITIONS, NET

Impairment and store dispositions, net consisted of the following for the past three years:

	2013	2012	2011
Impairment	$ —	$ —	$ 3,219
Gains on disposition of stores	—	—	(4,109)
Store closing costs	—	—	265
Total	$ —	$ —	$ (625)

The Company did not incur any impairment charges, gains on disposition of stores or store closing costs in 2013 or 2012. During 2011, the Company recorded impairment charges of $1,044 and $2,175, respectively, for office space which is classified as property held for sale and for a leased store. The leased store was impaired because of declining operating performance and resulting negative cash flow projections.

During 2011, the Company's gain on disposition of stores included gains resulting from the sale of two closed stores and a condemnation award resulting from an eminent domain proceeding. The Company received net proceeds of $1,054 from the sale of the two closed stores, which resulted in a gain of $485. The condemnation award consisted of net proceeds of $6,576, which resulted in a gain of $3,624. In 2011, the Company closed the store on which the condemnation award was received.

10 LEASES

As of August 2, 2013, the Company operated 212 stores in leased facilities and also leased certain land, a retail distribution center and advertising billboards.

Rent expense under operating leases, including the sale-leaseback transactions discussed below, for each of the three years was:

Year	Minimum	Contingent	Total
2013	$70,095	$232	$70,327
2012	67,651	276	67,927
2011	65,878	179	66,057

The following is a schedule by year of the future minimum rental payments required under the Company's operating leases as of August 2, 2013:

Year	Total
2014	$ 59,075
2015	47,030
2016	42,316
2017	40,324
2018	40,716
Later years	536,983
Total	$766,444

Sale-Leaseback Transactions

In 2009, the Company completed sale-leaseback transactions involving 15 of its owned stores and its retail distribution center. Under the transactions, the land, buildings and improvements at the locations were sold and leased back for terms of 20 and 15 years, respectively. Equipment was not included. The leases include specified renewal options for up to 20 additional years.

The Company leases 65 of its stores pursuant to a sale-leaseback transaction which closed in 2000. Under the transaction, the land, buildings and building improvements at the locations were sold and leased back for a term of 21 years. The leases for these stores include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased stores. At August 2, 2013 and August 3, 2012, the Company was in compliance with these covenants.

11 SHARE-BASED COMPENSATION

Stock Compensation Plans

The Company's employee compensation plans are administered by the Compensation Committee of the Company's Board of Directors (the "Committee"). The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board of Directors, which employees will be granted awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise and vesting of any awards.

The Company has one active compensation plan, the 2010 Omnibus Incentive Compensation Plan (the "2010 Omnibus Plan"), for employees and non-employee directors which authorizes the granting of nonvested stock awards, performance-based MSU Grants, stock options and other types of share-based awards. The Company also has stock options and nonvested stock outstanding under three other compensation plans ("Prior Plans") in which no future grants may be made.

The 2010 Omnibus Plan allows the Committee to grant awards for an aggregate of 1,500,000 shares of the Company's common stock. However, this share reserve is increased by shares awarded under this and Prior Plans which are forfeited, expired, settled for cash and shares withheld by the Company in payment of a tax withholding obligation. Additionally, this share reserve was decreased by shares granted from Prior Plans after July 30, 2010 until December 1, 2010. At August 2, 2013, the number of shares authorized for future issuance under the Company's active plan is 1,174,925.

The following table summarizes the number of outstanding awards under each plan at August 2, 2013:

2010 Omnibus Plan	390,759
2000 Non-Executive Stock Option Plan	12,083
Amended and Restated Stock Option Plan	43,107
2002 Omnibus Incentive Compensation Plan	50,948
Total	496,897

Types of Share-Based Awards

Nonvested Stock

Nonvested stock awards consist of the Company's common stock and generally vest over 1–3 years. Generally, the fair value of each nonvested stock award is equal to the market price of the Company's stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate. Other nonvested stock awards accrue dividends and their fair value is equal to the market price of the Company's stock at the date of the grant. Dividends are forfeited for any nonvested stock awards that do not vest.

The Company's nonvested stock awards include its long-term performance plans which were established by the Committee for the purpose of rewarding certain officers with shares of the Company's common stock if the Company achieved certain performance targets. The stock awards under the long-term performance plans are calculated or estimated based on achievement of financial performance measures.

The following table summarizes the performance periods and vesting periods for the Company's nonvested stock awards under its long-term performance plans at August 2, 2013:

Long-Term Performance Plan ("LTPP")	Performance Period	Vesting Period (in Years)
2012 LTPP	2012 - 2013	2
2013 LTPP	2013 - 2014	2 or 3

The following table summarizes the shares that have been accrued under the 2012 LTPP and 2013 LTPP at August 2, 2013:

2012 LTPP	157,356
2013 LTPP	36,436

A summary of the Company's nonvested stock activity as of August 2, 2013, and changes during 2013 are presented in the following table:

Nonvested Stock	Shares	Weighted-Average Grant Date Fair Value
Unvested at August 3, 2012	80,190	$41.97
Granted	134,145	67.68
Vested	(130,481)	57.06
Forfeited	(1,000)	42.21
Unvested at August 2, 2013	82,854	$59.83

The following table summarizes the total fair value of nonvested stock that vested for each of the three years:

	2013	2012	2011
Total fair value of nonvested stock	$7,445	$12,981	$4,393

Performance-Based Market Stock Units

In 2011, the Company began awarding MSU Grants instead of stock options. Pursuant to the approval of the 2010 Omnibus Plan on December 1, 2010, the stock options granted on September 22, 2011 were defeased and replaced with MSU Grants to seven executives. The stock option awards would have vested at a cumulative rate of 33% per year beginning on the first anniversary of the grant date. The MSU Grants will vest at the end of the three-year performance period. The defeasance of the stock options and the replacement award of the MSU Grants were accounted for as a modification and resulted in incremental compensation expense of $1,221.

The number of MSU Grants that will ultimately be awarded and will vest at the end of the applicable three-year performance period for each annual plan is based on total shareholder return, which is defined as the change in the Company's stock price plus dividends paid during the performance period. The number of shares awarded at the end of the performance period will vary in direct proportion to a target number of shares set at the beginning of the period, up to a maximum of 150% of target, based on the change in the Company's cumulative total shareholder return over the performance period. The probability of the actual shares expected to be earned is considered in the grant date valuation; therefore, the expense will not be adjusted to reflect the actual units earned. In addition to a service requirement, the vesting of the MSU Grants is also subject to the achievement of a specified level of operating income during the performance period. If this performance goal is not met, no MSU Grants will be awarded and no compensation expense will be recorded.

The fair value of the MSU Grants is determined using the Monte-Carlo simulation model, which simulates a range of possible future stock prices and estimates the probabilities of the potential payouts. This model uses the average prices for the 60-consecutive calendar days beginning 30 days prior to and ending 30 days after the first business day of the performance period. This model also incorporates the following ranges of assumptions:

The expected volatility is a blend of implied volatility based on market-traded options on our stock and historical volatility of our stock over the period commensurate with the three-year performance period.

The risk-free interest rate is based on the U.S. Treasury rate assumption commensurate with the three-year performance period.

The expected dividend yield is based on our current dividend yield as the best estimate of projected dividend yield for periods within the three-year performance period.

The following assumptions were used in determining the fair value for the Company's MSU Grants:

	Year Ended		
	August 2, 2013	August 3, 2012	July 29, 2011
Dividend yield range	3.0%	2.2%	1.6%
Expected volatility	27%	45%	43%
Risk-free interest rate	0.3%	0.3%	0.8%

The following table summarizes the shares that have been accrued under the 2011 MSU Grants, 2012 MSU Grants and the 2013 MSU Grants at August 2, 2013:

	Shares
2011 MSU Grants	41,963
2012 MSU Grants	56,301
2013 MSU Grants	20,849

Stock Options

Prior to 2012, stock options were granted with an exercise price equal to the market price of the Company's stock on the grant date; those option awards generally vest at a cumulative rate of 33% per year beginning on the first anniversary of the grant date and expire ten years from the date of grant. No stock options were granted in 2012 or 2013.

The fair value of each option award was estimated on the date of grant using a binomial lattice-based option valuation model, which incorporates ranges of assumptions for inputs as shown in the following table.

	Year Ended July 29, 2011*
Dividend yield range	1.7%
Expected volatility	40%
Risk-free interest rate range	0.3% - 4.6%
Expected term (in years)	6.6*

* *Stock options granted in 2011 were defeased and replaced with MSU Grants (see sub-section above entitled "Performance-Based Market Stock Units").*

A summary of the Company's stock option activity as of August 2, 2013, and changes during 2013 are presented in the following table:

Fixed Options	Shares	Weighted-Average Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at August 3, 2012	403,957	$33.22		
Granted	—	—		
Exercised	(273,706)	32.66		
Forfeited	—	—		
Canceled	(29,113)	24.98		
Outstanding at August 2, 2013	101,138	$37.12	2.61	$6,455
Exercisable	101,138	$37.12	2.61	$6,455

The following table summarizes the weighted-average grant-date fair values of options granted and the total intrinsic values of options exercised during each of the three years:

	2013	2012	2011
Weighted-average grant-date fair values of options granted	$ —	$ —	$ 16.81
Total intrinsic values of options exercised*	10,526	14,859	11,713

* *The intrinsic value for stock options is defined as the difference between the current market value and the grant price.*

Compensation Expense

The following table highlights the components of share-based compensation expense for each of the three years:

	2013	2012	2011
Nonvested stock awards	$15,416	$11,440	$ 6,652
MSU Grants	2,335	1,690	989
Stock options	88	1,290	2,155
Total compensation expense	$17,839	$14,420	$ 9,796

The following table highlights the total unrecognized compensation expense related to nonvested stock, stock options and MSU Grants and the weighted-average periods over which the expense is expected to be recognized as of August 2, 2013:

	Nonvested Stock	Stock Options	MSU Grants
Total unrecognized compensation	$3,122	$ —	$2,216
Weighted-average period in years	2.41	—	1.73

The following table highlights the total income tax benefit recognized in the Consolidated Statements of Income for each of the three years:

	2013	2012	2011
Total income tax benefit	$5,221	$4,254	$2,576

During 2013, cash received from the exercise of share-based compensation awards and the corresponding issuance of 366,603 shares was $6,454. The excess tax benefit realized upon exercise of share-based compensation awards was $2,332.

12 SHAREHOLDER RIGHTS PLAN

On April 9, 2012, the Company's Board of Directors adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of April 9, 2012 by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share. The dividend was payable on April 20, 2012 to the shareholders of record as of the close of business on April 20, 2012.

The Rights

The Rights initially trade with, and are inseparable from, the Company's common stock. The Rights are evidenced only by the balances indicated in the book-entry account system of the transfer agent for the Company's common stock or, in the case of certificated shares, the certificates that represent such shares of common stock. New Rights will accompany any new shares of common stock the Company issues after April 20, 2012 until the earlier of the Distribution Date, redemption of the Rights by the Board of Directors or the final expiration date of the Rights Agreement, each as described below.

Exercise Price

Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $200.00, once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Based on the terms of the Rights Agreement, the Rights will not be exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 20% or more of the Company's outstanding common stock (the "Distribution Date"). Until the Distribution Date, the balances in the book-entry accounting system of the transfer agent for the Company's common stock or, in the case of certificated shares, common stock certificates, will evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the common stock and will be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person or any associate or affiliate thereof will be void and may not be exercised.

After the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $200.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the Company's common stock (or, in certain circumstances, Preferred Shares) having a market value equal to twice the Right's then-current exercise price. In addition, if the Company is later acquired in a merger or similar transaction after the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $200.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the acquiring corporation having a market value equal to twice the Right's then-current exercise price.

At August 2, 2013, none of the Rights were exercisable.

Preferred Share Provisions

Each one one-hundredth of a Preferred Share, if issued:

- will not be redeemable.
- will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.
- will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater.
- will have the same voting power as one share of common stock.
- if shares of the Company's common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth of a Preferred Share will generally approximate the value of one share of common stock.

Redemption

The Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its common stock.

Qualifying Offer Provision

The Rights would also not interfere with all-cash, fully financed tender offers for all shares of common stock that remain open for a minimum of 60 business days, are subject to a minimum condition of a majority of the outstanding shares and provide for a 20 business day "subsequent offering period" after consummation (such offers are referred to as "qualifying offers"). In the event the Company receives a qualifying offer and the Board of Directors has not redeemed the Rights prior to the consummation of such offer, the consummation of the qualifying offer shall not cause the offeror or its affiliates or associates to become an Acquiring Person, and the Rights will immediately expire upon consummation of the qualifying offer.

Exchange

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's outstanding common stock, the Board of Directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions

The Board of Directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock.

Amendments

The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board of Directors may not amend the agreement in a way that adversely affects holders of the Rights.

Expiration

The Rights Agreement will expire on April 9, 2015.

13 EMPLOYEE SAVINGS PLANS

The Company sponsors a qualified defined contribution retirement plan ("401(k) Savings Plan") covering salaried and hourly employees who have completed ninety days of service and have attained the age of twenty-one. This plan allows eligible employees to defer receipt of up to 50% of their compensation, as defined in the plan. The Company also sponsors a non-qualified defined contribution retirement plan ("Non-Qualified Savings Plan") covering highly compensated employees, as defined in the plan. This plan allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan.

Contributions under both plans may be invested in various investment funds at the employee's discretion. Such contributions, including the Company's matching contributions described below, may not be invested in the Company's common stock. In 2013, 2012 and 2011, the Company matched 25% of employee contributions for each participant in either plan up to a total of 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the first anniversary of a contribution date and are vested 100% on the fifth anniversary of such contribution date.

At the inception of the Non-Qualified Savings Plan, the Company established a Rabbi Trust to fund the plan's obligations. The market value of the trust assets for the Non-Qualified Savings Plan of $25,263 is included in other assets and the related liability to the participants of $25,263 is included in other long-term obligations in the Consolidated Balance Sheets. Company contributions under both plans are recorded as either labor and other related expenses or general and administrative expenses in the Consolidated Statements of Income.

The following table summarizes the Company's contributions for each plan for each of the three years:

	2013	2012	2011
401(k) Savings Plan	$2,180	$2,026	$1,986
Non-Qualified Savings Plan	241	283	388

14 INCOME TAXES

The components of the provision for income taxes for each of the three years were as follows:

	2013	2012	2011
Current:			
Federal	$44,853	$34,074	$17,231
State	4,375	7,928	5,577
Deferred:			
Federal	(4,365)	886	9,019
State	3,654	319	(1,344)
Total provision for income taxes	$48,517	$43,207	$30,483

A reconciliation of the Company's provision for income taxes and income taxes based on the statutory U.S. federal rate of 35% was as follows:

	2013	2012	2011
Provision computed at federal statutory income tax rate	$58,024	$51,201	$40,492
State and local income taxes, net of federal benefit	5,698	6,424	3,050
Employer tax credits for FICA taxes paid on employee tip income	(9,635)	(9,114)	(8,351)
Other employer tax credits	(5,927)	(4,938)	(5,098)
Other-net	357	(366)	390
Total provision for income taxes	$48,517	$43,207	$30,483

Significant components of the Company's net deferred tax liability consisted of the following at:

	August 2, 2013	August 3, 2012
Deferred tax assets:		
Compensation and employee benefits	$ 16,750	$ 14,803
Deferred rent	13,535	12,162
Accrued liabilities	12,766	12,988
Insurance reserves	12,091	12,308
Inventory	5,669	5,293
Other	4,437	13,609
Deferred tax assets	$ 65,248	$ 71,163
Deferred tax liabilities:		
Property and equipment	$ 94,179	$ 96,783
Inventory	13,700	12,956
Other	9,550	9,402
Deferred tax liabilities	117,429	119,141
Net deferred tax liability	$ 52,181	$ 47,978

The Company provided no valuation allowance against deferred tax assets recorded as of August 2, 2013 and August 3, 2012, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The Company believes that adequate amounts of tax, interest and penalties have been provided for potential tax uncertainties. As of August 2, 2013 and August 3, 2012, the Company's gross liability for uncertain tax positions, exclusive of interest and penalties, was $20,972 and $18,098, respectively. Summarized below is a tabular reconciliation of the beginning and ending balance of the Company's total gross liability for uncertain tax positions exclusive of interest and penalties:

	August 2, 2013	August 3, 2012	July 29, 2011
Balance at beginning of year	$18,098	$14,167	$12,965
Tax positions related to the current year:			
Additions	3,731	3,326	2,616
Reductions	—	—	—
Tax positions related to the prior year:			
Additions	191	2,556	987
Reductions	(280)	(1,043)	(24)
Settlements	—	—	—
Expiration of statute of limitations	(768)	(908)	(2,377)
Balance at end of year	$20,972	$18,098	$14,167

If the Company were to prevail on all uncertain tax positions, the reversal of this accrual would be a tax benefit to the Company and impact the effective tax rate. The following table highlights the amount of uncertain tax positions, exclusive of interest and penalties, which, if recognized, would affect the effective tax rate for each of the three years:

	2013	2012	2011
Uncertain tax positions	$13,631	$11,764	$9,209

The Company had $7,869, $6,605 and $5,380 in interest and penalties accrued as of August 2, 2013, August 3, 2012 and July 29, 2011, respectively.

The Company recognized accrued interest and penalties related to unrecognized tax benefits of $1,264, $1,225 and $878 in its provision for income taxes in August 2, 2013, August 3, 2012 and July 29, 2011, respectively.

In many cases, the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. Based on the outcome of these examinations or as a result of the expiration of the statutes of limitations for specific taxing jurisdictions, it is reasonably possible that the related uncertain tax positions taken regarding previously filed tax returns could decrease from those recorded as liabilities for uncertain tax positions in the Company's financial statements at August 2, 2013 by approximately $1,000 to $2,000 within the next twelve months. At August 2, 2013, the Company was subject to income tax examinations for its U.S. federal income taxes after 2009 and for state and local income taxes generally after 2009.

15 NET INCOME PER SHARE AND WEIGHTED AVERAGE SHARES

The following table reconciles the components of diluted earnings per share computations:

	2013	2012	2011
Net income per share numerator	$ 117,265	$ 103,081	$ 85,208
Net income per share denominator:			
Basic weighted average shares outstanding	23,708,875	23,067,566	22,998,200
Add potential dilution:			
Stock options, nonvested stock awards and MSU Grants	239,446	340,560	636,475
Diluted weighted average shares outstanding	23,948,321	23,408,126	23,634,675

16 COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are party to various legal and regulatory proceedings and claims incidental to their business in the ordinary course. In the opinion of management, based upon information currently available, the ultimate liability with respect to these proceedings and claims will not materially affect the Company's consolidated results of operations or financial position.

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.

Related to its insurance coverage, the Company is contingently liable pursuant to standby letters of credit as credit guarantees to certain insurers. As of August 2, 2013, the Company had $28,971 of standby letters of credit related to securing reserved claims under workers' compensation insurance. All standby letters of credit are renewable annually and reduce the Company's borrowing availability under its Revolving Credit facility (see Note 5).

As of August 2, 2013, the Company is secondarily liable for lease payments associated with two properties. The Company is not aware of any non-performance under these lease arrangements that would result in the Company having to perform in accordance with the terms of those guarantees, and therefore, no provision has been recorded in the Consolidated Balance Sheets for amounts to be paid in case of non-performance by the third parties.

The Company enters into certain indemnification agreements in favor of third parties in the ordinary course of business. The Company believes that the probability of incurring an actual liability under such indemnification agreements is sufficiently remote so that no liability has been recorded in the Consolidated Balance Sheet.

17 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2013 and 2012 are summarized as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[(a)]
2013				
Total revenue	$627,451	$702,671	$640,407	$674,101
Gross profit	429,593	458,484	438,425	463,444
Income before income taxes	34,596	46,904	33,978	50,304
Net income	23,192	35,168	24,602	34,303
Net income per share – basic	$ 0.98	$ 1.48	$ 1.04	$ 1.44
Net income per share – diluted	$ 0.97	$ 1.47	$ 1.02	$ 1.43
2012				
Total revenue	$598,437	$673,234	$608,514	$700,010
Gross profit	412,130	437,843	418,899	483,839
Income before income taxes	33,489	36,312	27,935	48,552
Net income	23,802	25,609	18,974	34,696
Net income per share – basic	$ 1.04	$ 1.11	$ 0.82	$ 1.49
Net income per share – diluted	$ 1.03	$ 1.10	$ 0.81	$ 1.47

(a) The Company's fourth quarter of 2012 consisted of 14 weeks.

Corporate Officers

Sandra B. Cochran
President and Chief Executive Officer

Douglas E. Barber
Executive Vice President and Chief People Officer

Christopher A. Ciavarra
Senior Vice President, Marketing

Laura A. Daily
Senior Vice President, Retail

Nicholas V. Flanagan
Senior Vice President, Restaurant and Retail Operations

Edward A. Greene
Senior Vice President, Strategic Initiatives

Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer

Charlie E. Austin
Regional Vice President, Restaurant Operations

Michael J. Chissler
Vice President, Restaurant and Retail Operations Support

Brenda L. Cool
Regional Vice President, Retail Operations

P. Doug Couvillion
Vice President, Corporate Controller and Principal Accounting Officer

Leon De Wet
Vice President, Information Services and Chief Information Officer

Robert F. Doyle
Vice President, Product Development and Quality Assurance

Alan L. Emery
Regional Vice President, Restaurant Operations

Deborah A. Fratrik
Regional Vice President, Restaurant Operations

Drew A. Germain
Vice President, Merchandise Planning and Allocation

Anthony P. Guadagno
Vice President, Restaurant Operations

Michael T. Hackney
Regional Vice President, Restaurant Operations

Robert E. Bowman, Jr.
Vice President, Internal Audit

Kathleen A. Hansen
Vice President, Retail Operations

Sandra K. Hayes
Regional Vice President, Retail Operations

Ray Johnson
Regional Vice President, Restaurant Operations

Michael W. Mott
Vice President, Human Resources

Thomas R. Pate
Vice President, Training and Management Development

Beth J. Quinn
Regional Vice President, Retail Operations

John W. Rains
Vice President, Compensation and Benefits

Mark W. Romanko
Regional Vice President, Restaurant Operations

Cindy M. Sasse
Regional Vice President, Retail Operations

Michelle R. Scott-Ramirez
Regional Vice President, Retail Operations

Jeffry S. Smith
Vice President, Facilities and Construction

Stacy L. Stinson
Vice President, Operations Initiatives

David R. Swartling
Regional Vice President, Restaurant Operations

Walter W. Tyree
Regional Vice President, Restaurant Operations

Bart F. Vig
Regional Vice President, Restaurant Operations

Bradley G. Wahl
Vice President, Marketing

Jeffrey M. Wilson
Vice President, Operations Analysis

Michael J. Zylstra
Vice President, General Counsel and Corporate Secretary

Corporate Information

Corporate Offices

Cracker Barrel Old Country Store, Inc.
P.O. Box 787
305 Hartmann Drive
Lebanon, TN 37088-0787
Phone: 615-444-5533
crackerbarrel.com

Transfer Agent

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
Plaza Level
New York, NY 10038

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Nashville, Tennessee

10-K Report

A copy of the Cracker Barrel Old Country Store, Inc. Form 10-K Annual Report for Fiscal 2013 filed with the Securities and Exchange Commission, may be obtained without charge through our Internet website, located at crackerbarrel.com and (without exhibits) by writing to the Company, attention: Investor Relations. If requested in writing, exhibits to the Form 10-K Annual Report are available for a reasonable fee.

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. Wednesday, November 13, 2013, at the Cracker Barrel Old Country Store home office on Hartmann Drive, Lebanon, Tennessee.

Dividend Reinvestment and Direct Stock Purchase Plan

Although our company does not sponsor a dividend reinvestment or direct stock purchase plan, our transfer agent, American Stock Transfer & Trust Company, LLC ("AST"), sponsors and administers such programs. You may call AST at 800-485-1883 or 718-921-8124 to obtain enrollment forms.

Unless specifically noted otherwise, references in this annual report to "CBRL," "Cracker Barrel" or "The Company" refer to Cracker Barrel Old Country Store, Inc. and its subsidiaries; or its Cracker Barrel Old Country Store® concept.

CRACKER BARREL OLD COUNTRY STORE, INC.
P.O. Box 787
Lebanon, TN 37088-0787
crackerbarrel.com


HANDCRAFTED
COUNTRY
DINNER PLATES
$7.69
EVERY DAY
Cracker Barrel
CRACKERBARREL.COM

STOP ON BY
YOU'RE ALWAYS WELCOME

